Exhibit 15.4

AstraZeneca PLC
Legal & Secretary’s Department
15 Stanhope Gate
London
W1K 1LN

For the attention of Adrian Kemp
By fax 020 7304 5196 & by post

Date

20 March 2006

Dear Sirs

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2005

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of certain registration statements with the US Securities and Exchange Commission, IMS Health hereby authorises you to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended 2005 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and 333-114165 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 333-65362, No. 333-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918 and No. 333-124689 on Form S-8 for AstraZeneca. A copy of the relevant pages or the Annual Report has been provided to IMS Health.

Our authorisation is sibject to your acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)	IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)	AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)	AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

IMS Health	Tel +44(0)20 7393-5000	IMS Health HQ Ltd.
7 Harewood Avenue	Fax +44(0)20 7393-5900	Registered office:
London NW1 6JB		7 Harewood Avenue,
United Kingdom	www.imshealth.com	London NW1 6JB
Reg. No.London 3614620

2

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorisation will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/	Paul Jenner

Paul Jenner, Director Communications & Marketing Services For and on behalf of IMS Health

ACCEPTED AND AGREED
this 20th day of March 2006:

AstraZeneca PLC

By:	/s/ Adrian Kemp

Name: Adrian Kemp
Title: Assistant Secretary

IMS Health	Tel +44(0)20 7393-5000	IMS Health HQ Ltd.
7 Harewood Avenue	Fax +44(0)20 7393-5900	Registered office:
London NW1 6JB		7 Harewood Avenue,
United Kingdom	www.imshealth.com	London NW1 6JB
Reg. No.London 3614620

Exhibit A

1

ASTRAZENECA IS ONE OF THE WORLD’S LEADING PHARMACEUTICAL
COMPANIES, WITH A BROAD RANGE OF MEDICINES DESIGNED
TO FIGHT DISEASE IN IMPORTANT AREAS OF HEALTHCARE.
BACKED BY STRONG SCIENCE AND WIDE-RANGING
COMMERCIAL SKILLS, WE ARE COMMITTED TO SUSTAINABLE
DEVELOPMENT OF OUR BUSINESS AND THE DELIVERY OF A FLOW
OF NEW MEDICINES THAT BRING BENEFIT FOR PATIENTS AND
ADD VALUE FOR WIDER SOCIETY.

2005 IN BRIEF

>	GROUP SALES UP 10% AT CONSTANT EXCHANGE RATES TO $24 BILLION

>	OPERATING PROFIT UP 39% TO $6.5 BILLION, REFLECTING STRONG SALES GROWTH AND ONGOING PRODUCTIVITY GAINS. OPERATING MARGIN FOR THE YEAR INCREASED TO 27.2%

>	EPS BEFORE EXCEPTIONAL ITEMS UP 41%

>	DIVIDEND INCREASED BY 38% TO $1.30 FOR THE FULL YEAR

>	OUR PRODUCT PORTFOLIO NOW INCLUDES 10 MEDICINES EACH WITH ANNUAL SALES OF MORE THAN $1 BILLION

>	STRONG PERFORMANCE OF KEY GROWTH PRODUCTS ARIMIDEX, CRESTOR, NEXIUM, SEROQUEL AND SYMBICORT, WITH COMBINED SALES OF $10.8 BILLION, UP 27%

>	GOOD SALES GROWTH IN ALL REGIONS, WITH THE US UP 12%, EUROPE 8%, JAPAN 8% AND REST OF WORLD 15%

>	NEW PRODUCT PIPELINE STRENGTHENED: FOUR NEW CHEMICAL ENTITIES ENTERED PHASE 3 DEVELOPMENT

>	PIPELINE FURTHER ENHANCED BY THREE IN-LICENCES (ONE PHASE 3 AND TWO PHASE 2 COMPOUNDS) AND ACQUISITION OF KUDOS PHARMACEUTICALS ANNOUNCED IN DECEMBER

>	SIR TOM MCKILLOP RETIRED AS CHIEF EXECUTIVE AT THE END OF THE YEAR AND WAS SUCCEEDED BY DAVID BRENNAN

2	AstraZeneca Annual Report and
Form 20-F Information 2005

CHAIRMAN’S STATEMENT

AstraZeneca delivered an outstanding financial performance in 2005 with good growth in sales of recently introduced products and good market performance in all continents. Productivity improvements made an important contribution. We have made progress in meeting the challenge of rebuilding our late stage development pipeline. High levels of investment in research were maintained throughout 2005 with new facilities and projects in Sweden, the UK, the US, China and India.

AstraZeneca’s share price performance was strong during 2005 with a 50% increase in absolute terms compared to a rise in the FTSE 100 index of 16.7%. The graph above plots our five year Total Shareholder Return (TSR) against the FTSE 100 index (re-based to 100 at the start of the rolling five year period). We include in our Directors’ Remuneration Report information on the Company’s TSR compared to the TSR of a selected peer group of 12 other pharmaceutical companies.

The Board re-affirmed its policy to increase dividends in line with earnings while maintaining dividend cover in the 2-3 times range. Following a strong earnings performance in 2005, the Board has recommended a second interim dividend of $0.92, £0.518, SEK7.02 per Ordinary Share bringing the total dividend for the year to $1.30, £0.737, SEK10.01 per Ordinary Share, an increase in dollar terms of 38%.

Share buy-back programmes approved by shareholders at our AGM, under which we return cash to shareholders in excess of our anticipated requirements for future investment, amounted to $3,001 million in 2005.

The Board conducted a regular strategy review during the year which confirmed the long term attractiveness of the pharmaceutical industry, with demand for improved healthcare continuing to be driven by an ageing population, undiagnosed and unmet medical needs, technological advances and increased affluence in many emerging markets.

The Board also concluded that the environment in which we operate remains difficult with challenges to the prices of medicines, increasingly high regulatory hurdles for products and greater demands on the accountability of the industry, all combining to impact the introduction and use of medicines. We remain focused on meeting the challenges and maximising the opportunities to deliver sustainable profit growth.

Changes to the composition of the Board were made in 2005. I became Chairman in January and John Patterson joined the Board at the same time as Executive Director responsible for Development.

In March, David Brennan was appointed an Executive Director and in July the Board appointed him as Chief Executive Officer with effect from 1 January 2006 on the retirement of Sir Tom McKillop.

David Brennan has more than 30 years’ experience in the pharmaceutical industry with a strong record of management achievement in the leadership of our North American business. The Board is confident that he will lead the Company and our strong Senior Executive Team with distinction.

On behalf of the Board, I wish to thank Sir Tom McKillop for his outstanding achievement and dedication as AstraZeneca’s first Chief Executive and throughout his whole career at the Company. Through his inspirational leadership, commitment and drive, AstraZeneca has become one of the world’s leading pharmaceutical companies making an important contribution to better healthcare for patients worldwide.

Our Deputy Chairman, Håkan Mogren was appointed a Knight Commander of the British Empire during the year for services to the pharmaceutical industry and to UK-Sweden trade relations. I congratulate him most warmly for this honour.

In addition to our comprehensive review of the Company’s strategy, the Board at its regular meetings conducted financial and functional reviews of the business, with particular attention being paid this year to corporate governance and compliance, safety, health, environment and risk assessment, as well as a review of all group policies and an examination of the performance of the Board itself.

Following an undertaking given to shareholders in 2000 to review the Company’s Executive Remuneration policies after five years, proposals to establish the AstraZeneca Performance Share Plan were tabled and

Total Shareholder Return: AstraZeneca compared with FTSE 100 over five years*

* Source: Thomson Financial Datastream

approved at the 2005 Annual General Meeting. The Plan introduces longer term incentive opportunities for Senior Executives of the Company accompanied by demanding measures of performance and is designed to support the Company’s objective of delivering superior value to shareholders.

In 2006, we will continue to focus on the top line sales growth of our key products; on delivering the pipeline; on reinforcing it with innovative products both from our own science and from outside the Company when appropriate; and on maintaining the momentum of our productivity improvements. I am confident that we will continue to deliver benefits for patients, rewards for shareholders and value for wider society.

LOUIS SCHWEITZER
Chairman

3

CHIEF EXECUTIVE’S REVIEW

In 2005 the Company delivered excellent results, substantially ahead of market expectations at the beginning of the year as strong sales growth was enhanced by productivity gains to yield very strong earnings growth. This was especially gratifying given the challenges and uncertainty we faced following some disappointments in 2004. AstraZeneca was put to the test in 2005 and these results show how well we responded. Such an experience will prove of great value in preparing the Company to face new challenges in the future.

AstraZeneca’s strength derives from its outstanding portfolio of products, its global reach and, above all, the creativity and commitment of its employees.

Our marketed product range continues to develop in both strength and depth. AstraZeneca now has ten products each with global sales of over $1 billion. Several of these, products such as Nexium, Seroquel, Crestor, Arimidex and Symbicort, are still enjoying very strong sales evolution and will continue to be the engines for growth in the medium term.

Nexium achieved sales of $4.6 billion in 2005 benefiting from good clinical differentiation and strong branding. In this large and highly competitive market, it was no surprise when we were notified that a manufacturer of generic drugs, Ranbaxy Laboratories Limited, had submitted an Abbreviated New Drug Application (ANDA) for esomeprazole magnesium (the active ingredient in Nexium) in the US. We have full confidence in our intellectual property, which we will continue to defend vigorously and we have filed a lawsuit in the US District Court of New Jersey against Ranbaxy Laboratories for wilful patent infringement.

Seroquel, with $2.8 billion sales in 2005, further strengthened its position as the most prescribed atypical anti-psychotic therapy in the US and continued to grow strongly in other markets. A second phase 3 clinical trial has confirmed earlier results and enabled a supplemental submission to the US Food and Drug Administration (FDA) in December seeking approval for the treatment of bipolar depression. Approval for use in this significant area of unmet medical need would provide a new opportunity for further sales growth. Late in the year Seroquel was also the subject of a patent challenge in the US, from Teva Pharmaceuticals USA. Once again we will vigorously defend and enforce our intellectual property rights and have filed suit in the US for wilful infringement of the substance patent protecting Seroquel.

Sales in Oncology grew by 12% to $3.8 billion led by sales of Arimidex ($1.2 billion), which became the new gold standard for adjuvant treatment of breast cancer in post-menopausal women. A recent analysis reported at the San Antonio Breast Cancer Symposium in December found Arimidex to be the first aromatase inhibitor to provide a disease-free survival benefit compared with tamoxifen, in the treatment of hormone-sensitive early breast cancer.

Crestor, a highly effective treatment for lowering lipids, achieved sales of $1.3 billion in 2005, an increase of 38%, despite the residual effects of the earlier unfounded allegations in the US about the product’s safety. Patient wellbeing is always our highest priority and we have continued to work with the clinical community and regulators throughout the world to monitor any potential risks associated with the product’s use. In March 2005, after a thorough review, the FDA confirmed that the cholesterol-lowering benefits of Crestor are achieved with a safety profile in line with that of the other marketed members of the statin class. Market share growth has now resumed and in 2006 we look forward to the publication of some important new studies that we hope will help further establish Crestor’s rightful position in cardiovascular medicine.

Symbicort, an inhaled therapy for asthma and chronic obstructive pulmonary disease, continues to win market share reaching sales of $1.0 billion in 2005 based on its efficacy and flexibility in use. The product passed a significant milestone in September when we submitted a New Drug Application (NDA) in the US, the world’s largest market. Approval would provide an excellent opportunity for further sales growth.

Continued success with these five products should provide the platform for future growth, so it is good to be able to report such excellent progress. The longer term future of a research-based company like AstraZeneca, however, has to be built on the quality of its pipeline of development products.

The results of the SAINT I trial with NXY-059, a drug being studied for its ability to limit the disability associated with ischaemic stroke, were complex but encouraging. Stroke is a significant area of unmet medical need and these results were very heartening, as many drugs have failed to show clinical benefit in previous trials. Following discussions with regulators we have approximately doubled the size and made some other changes to the second pivotal study (SAINT II) to ensure the best chance of confirming the efficacy of NXY-059, but this will delay completion until 2007.

Galida, our new diabetes therapy, is approaching the end of a large phase 3 clinical programme. As the results from these studies become available during 2006, we will be better able to judge its potential.

In the second half of 2005, two new, targeted cancer therapies (Zactima and AZD2171) moved into late stage development after achieving good results in early clinical studies. In addition, encouraging results from a substantial phase 2 development programme with AZD6140, an anti-platelet agent for cardiovascular disease, led to this compound also moving into late stage development. We believe that AZD6140 has the potential to offer significant benefits over current therapy in this area.

As well as making good progress with the late stage development projects, we have also enjoyed one of our best years in terms of numbers of new projects entering development. This progress with our own projects is being complemented by a very active programme of in-licensing and research collaborations initiated earlier in 2005. This included important agreements entered into at the end of 2005 with Targacept Inc., AtheroGenics, Inc., and Protherics PLC and for the acquisition of KuDOS Pharmaceuticals Limited. These transactions represent the fruits of a long period of relationship-building with partners.

New products are our life-blood but growth can also be achieved through expanding our market presence geographically. The pharmaceutical market place is evolving in response to the changing shape of the world economy. The developing economies of the world are driving growth in healthcare provision as GDP rises, creating exciting new opportunities for the pharmaceutical industry. AstraZeneca is committed to meeting the needs of the populations in these emerging markets, and we made significant progress during 2005. For instance, we have become the number one, multi-national, prescription drug company in China and we have grown our business there by over 200% over the

Business Review	7

BUSINESS ENVIRONMENT

As a global research-based pharmaceutical company, we operate in an ever-changing environment that presents both opportunities and challenges for our business.

GROWING DEMAND FOR HEALTHCARE
There remains a strong fundamental demand for healthcare that underpins the industry’s future growth prospects. Specific elements that contribute to this include:

>	The growing number of people who expect high standards of healthcare, especially among the elderly, who represent a rising proportion of developed nations’ populations.
>	Many diseases are under-diagnosed, sub-optimally treated or do not have effective therapies.

The growing demand for healthcare will be met not only by existing therapies but also by new ones originating from advances in the understanding of the biology of disease and the application of new technologies. Innovative new products have been launched in recent years, which are changing therapeutic approaches and are improving quality of life for patients.

In addition, fast developing economies such as China are expanding the number of patients who can benefit from medicines. This represents a significant opportunity for the industry.

WORLD MARKETS
The world pharmaceutical market in 2005, in terms of the 47 countries whose sales are audited by IMS Health, was valued at $536 billion. This represents an increase in constant US dollar terms of 7% over the previous year and a slowdown in growth over the 2004 levels of 8%. The US is by far the largest market in the world, accounting for $249 billion of sales (47% of the worldwide total). US growth slowed to 6% in 2005, continuing a trend from 2004 when it fell to 8%, largely due to the number of products that have lost patent protection and pressures in the pricing environment. Japan is the second largest country for pharmaceutical sales at $61 billion (11% of worldwide sales) and its growth, in contrast to the US, has risen from 1% in 2004 to 5% in 2005.

Europe accounts for 29% of the world market and maintained a steady growth of 6% in 2005. Growth in individual countries within Europe ranged from 0.2% in the UK to 16% in Greece, with large countries such as Germany, France and Spain showing growth of 7%, 7% and 6%, respectively.

Asia Pacific and Latin America account for 7% and 4%, respectively, of worldwide sales. Notable growth from countries in these regions has come in 2005 from China (sales of $9 billion, growth of 24%), Mexico (sales of $7 billion, growth of 11%), Korea (sales of $7 billion, growth of 16%) and Brazil (sales of $6 billion, growth of 32%), which ranked 9th, 10th, 11th and 12th respectively in world markets.

THERAPY AREAS
According to the World Health Organization (WHO), the greatest burden of disease is in non-communicable disease. Conditions such as malignant tumours, ischaemic heart disease, cerebrovascular disease, chronic obstructive pulmonary disease (COPD), schizophrenia, bipolar disorder and asthma are significant contributors. However, communicable diseases are also increasing due primarily to HIV/AIDS and tuberculosis.

AstraZeneca’s skills, experience and resources are focused on the following therapy areas, which together represent the majority of the worldwide burden of disease:

Cancer
The world market value for cancer therapies is $26 billion and growing strongly. More than 11 million people are diagnosed with cancer every year worldwide; by 2020 this is forecast to reach 16 million. Seven million people die from cancer every year – representing 12.5% of deaths worldwide. Breast cancer is the most prevalent cancer in the world and lung cancer is the most common cause of cancer death.

Cardiovascular (CV)
The single largest therapy area in the global healthcare market with a world market value of $128 billion. CV disease accounts for 17 million deaths globally each year, making it the greatest risk to life for most adults. The statin market has a world market value of $28 billion.

Gastrointestinal (GI)
The world GI market is valued at $30 billion, of which the proton pump inhibitor market represents $23 billion. In the western world, 10-20% of adults have been diagnosed with gastro-oesophageal reflux disease (GERD). The prevalence rate of GERD in Asia is lower but increasing. Irritable bowel syndrome is a common GI disease that is inadequately treated and inflammatory bowel disease is an area of significant unmet medical need.

Infection
The world market value is $57 billion. Infectious diseases cause more than 11 million deaths each year. World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections.

Neuroscience
The world market value in this therapy area is $103 billion. It comprises psychiatry (market value $45 billion), neurology (market value $28 billion), analgesia (market value $26 billion) and anaesthesia (market value $4 billion). Approximately 1% of the population develops schizophrenia during their lifetime – more than 2 million people in the US suffer from the illness in a given year. 17 million people suffer from bipolar disorder in the major markets. Depression and anxiety disorders remain under diagnosed and under treated. Several classes of antidepressants and anxiolytics are available, but there remains a considerable unmet medical need with depression being the most common psychiatric disorder, affecting up to 30% of the population at some time in their life. Migraine is one of the leading causes of disability in the world. Stroke is the second leading cause of death worldwide and the leading cause of adult, long term disability in industrialised countries. Alzheimer’s disease, the most common cause of dementia, affects more than 4.5 million people in the US. Over 46% of adults in the western world suffer from chronic pain. Pain management is the most common reason for seeking medical care. Each year, more than 26 million people in the US undergo medical treatment requiring anaesthesia.

Respiratory & Inflammation
The respiratory world market value is $41 billion. The WHO estimates that 100 million people worldwide suffer from asthma and more than twice that from COPD, which is estimated to be the fourth greatest cause of death globally. The inflammatory market is estimated to be $12 billion with over 40% being for the treatment of rheumatoid arthritis. The value of the inflammatory market is dominated by biological therapies, increased usage of which has more than compensated for the recent withdrawal of Cox-2 inhibitor products.

Information about the medicines we have or are developing for treating these diseases and our 2005 product performance is set out on pages 14 to 30.

10	AstraZeneca Annual Report and
Form 20-F Information 2005

DELIVERING STRATEGY

This illustration maps our approach to creating value through achievement of our strategic objectives. A high level overview of each aspect of our approach is provided below.

More detail about each of these areas, together with our performance in 2005, is included in the following pages of this Report.

PRODUCTS
We have a highly competitive portfolio of marketed medicines, designed to meet patient needs in important areas of healthcare. Alongside our successful mature brands such as Seloken/Toprol-XL, Zoladex, Diprivan and Merrem we have a range of important medicines, launched over the last six years, which provide the platform for continued growth in the short to medium term. These growth products include Arimidex, Crestor, Nexium, Seroquel and Symbicort. We have clearly defined lifecycle management programmes for each of our marketed products designed to maximise not just the commercial potential of the brands, but also the benefit they bring to patients’ lives.

Sales and marketing
Active in over 100 countries, we have an extensive worldwide sales and marketing network. In the majority of key markets, we sell through wholly-owned local marketing companies. Elsewhere, we sell through distributors or local representative offices. Global brand strategy is built and led by our Global Marketing and Business Development (GMBD) function working in partnership with our largest marketing companies. This shared approach creates a consistent platform on which all our local marketing companies can build according to individual market needs.

Our products are marketed primarily to physicians (both primary care and specialist) as well as to other healthcare professionals. Marketing efforts are also directed towards explaining the economic as well as the therapeutic benefits of our products to governments and healthcare buying groups.

Personal contact is still the single most effective marketing method, but increasingly the efforts of our sales forces are being complemented by our use of the internet to facilitate and enhance our commercial activities. We also use direct-to-consumer television advertising campaigns in the US.

As well as building on our leading positions in key markets such as the US, Japan and Europe, we continue to increase our strength through strategic investment in the smaller but fast-growing markets of the future, of which China offers the most outstanding opportunity.

Supply and manufacturing
We have some 14,000 people at 27 manufacturing sites in 19 countries, dedicated to delivering a secure, high quality, cost-effective supply of our product range worldwide. Of these 14,000 people, around 1,500 are employed in active pharmaceutical ingredient supply and 11,800 in formulation and packaging. We operate a small number of sites for the manufacture of active ingredients, complemented by efficient use of outsourcing. AstraZeneca has active ingredient sites in the UK, Sweden and France and a bulk drug purification plant in Germany. Principal formulation sites for tablets and capsules are located in the UK, Sweden, Puerto Rico, France, Germany and the US. There are also major formulation sites for the global supply of parenteral and inhalation products in Sweden, France and the UK. Packaging is undertaken at a large number of locations, both at AstraZeneca sites and at contractors’ facilities, located close to our marketing companies to ensure rapid and responsive product supply.

PIPELINE
Our scientists share a common goal: to get life-changing new medicines to patients as quickly, safely and efficiently as possible.

Our global research and development organisation is therapy area-led with scientific, medical, technical and ethical input and control provided by large multi-skilled Discovery and Development functions. This offers a number of advantages including sharing of best practice and efficient use of resources across a multi-site, global organisation. During 2005, we reviewed and restructured the organisation to improve our focus on project delivery, decision-making and risk management and to ensure we fully exploit promising new projects and technology platforms across and outside the main therapy areas. In total we employ over 11,900 people at 11 research and development centres in seven countries –

comprising six joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France that focus only on discovery; and a facility in Japan for drug development only. In addition, we are planning to build upon our capability in China. These resources are complemented by clinical development capability at 40 sites around the world.

Development portfolio
A core priority is ensuring that our growing range of candidate drugs (compounds with the potential to become new medicines) are developed effectively to meet the future needs of patients. We have a wide range of compounds in early development, and a total of 17 projects in phase 1, 15 projects in phase 2 and 29 projects in phase 3 development. Whilst the majority of projects are small-molecules, an increasing proportion of our early development compounds are large biological molecules (see pages 36 and 37 for more information).

Partnerships and collaborations
In today’s world of rapid scientific and technological advance, no company can rely exclusively on its own discovery and development.

We work with leading academic centres to broaden the base for disease research and in 2005, entered into more than 200 new collaborations. We have over 1,700 active R&D collaborations and agreements that complement our in-house R&D capabilities.

In 2005, in line with our strategy of strengthening our in-house pipeline through targeted acquisitions, in-licensing and partnerships, we also announced four major deals designed to strengthen our development pipeline. For more details of these activities, see pages 34 and 35.

Business Review	13

REPORTING PERFORMANCE

The perfomance data shown in the therapy area reviews on pages 14, 18, 21, 24, 27 and 30 and the geographic sales performance in the geographic review on page 31 are shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange rate movements. A description of the calculation of this measure is set out in the Financial Review on page 45, together with the reasons for its use.

Business Review	15

We are a world leader in CV medicines, backed by over 40 years’ experience. We aim to build on our strong position, focusing in the short to medium term on the growth segments of hypertension and heart failure, dyslipidaemia, thrombosis and type 2 diabetes.

PRODUCTS
Crestor has now been approved in 75 countries and launched in 69, including the US, Canada, Japan and the majority of EU countries.

High cholesterol is increasingly recognised as a major health issue. Of those people currently being treated for high cholesterol, only about half reach their cholesterol goal on existing treatments, while the other half have cholesterol levels that remain unhealthy. More effective treatments, such as Crestor, continue to be required in this area.

In multiple clinical studies, Crestor has been shown to be more effective in lowering low density lipoprotein or ‘bad’ cholesterol (LDL-C) than other prescribed statins, allowing the majority of patients to reach their LDL-C goals with the 10mg usual starting dose. Additionally, Crestor produces an increase in high density lipoprotein or ‘good’ cholesterol (HDL-C), an effect that is maintained across the 5, 10, 20 and 40mg doses.

An extensive database has been built up of pre- and post-approval clinical trials experience involving more than 55,000 patients and post-marketing surveillance of 40 million prescriptions written and nearly six million patients treated with Crestor since its launch in 2003.

This clinical and post-marketing experience, as well as early data from the ongoing pharmacoepidemiology programme, support the favourable benefit/risk profile of Crestor and confirm that the safety profile is similar to other currently marketed statins. In March 2005, following a thorough analysis of clinical trial safety data and post-marketing data for Crestor, the FDA formally denied the petition brought by Public Citizen, a US consumer interest organisation, in 2004 to remove Crestor from the market, stating that “all of the available evidence ..... indicates that Crestor does not pose a risk of muscle toxicity greater than that of other approved statins ..... [and that w]ith respect to renal toxicity, there is no convincing evidence that Crestor poses a serious risk of renal injury”. The FDA and AstraZeneca are continuing to monitor the safety profile of Crestor.

Our extensive, long term global clinical research initiative (known as the GALAXY programme), which began in 2002, includes studies that investigate cardiovascular risk reduction and patient outcomes with Crestor. The programme is progressing well with over 49,000 patients now involved. Studies are ongoing in important medical areas, including effects on atherosclerosis and evaluating the impact on mortality in heart failure and end-stage renal disease, along with the JUPITER study, the first study of its kind designed to evaluate the effect of statin therapy with Crestor on cardiovascular morbidity and mortality among individuals with average or normal LDL-cholesterol levels (<130mg/dl) and elevated C-reactive protein (CRP) levels (>2.0mg/L). CRP is a protein whose levels increase when there is inflammation in the body. Elevated CRP levels may indicate a risk of future heart attack, even if cholesterol levels are not elevated.

In January 2005, we received formal approval in Japan for Crestor 2.5 – 20mg. Following approval, we initiated a hospital-based post-marketing surveillance programme, which was a condition of approval, prior to a full-scale launch. The programme is progressing well. For more information, see page 33.

Crestor 5mg was approved in the EU in August, fulfilling a commitment made by AstraZeneca at the time of the original EU approval. The introduction of the 5mg dose gives flexibility to physicians and ensures that patients get the optimal start dose. The revised label states that patients can be started on 5 or 10mg depending on their LDL-C levels, cardiovascular risk and potential risk for adverse reactions.

Atacand: The family of products to which Atacand belongs has been well accepted in the market and competes in the fastest growing sector of the global hypertension market (angiotensin II antagonists – plain and combinations with diuretic). Following a unanimous positive vote by the FDA Cardiovascular and Renal Drugs Advisory Committee on 24 February 2005, regulatory approval for the heart failure indication was obtained in the US. This approval was based on the CHARM programme, a comprehensive clinical study programme in heart failure, showing significant reduction in cardiovascular mortality and hospitalisation for heart failure in patients treated with Atacand. The clinical programme investigating the effect of Atacand on retinopathy in diabetic patients (DIRECT) continued during 2005.

Seloken/Toprol-XL is the world’s leading product by sales in the beta blocker (plain and combinations with diuretic) class. The New Drug Application (NDA) for a fixed dose combination product comprising Toprol-XL and hydrochlorothiazide (HCTZ) was submitted to the FDA in October.

Patent litigation has been progressing in the US against three companies that are challenging AstraZeneca’s patents and seeking FDA approval to sell generic metoprolol succinate. On 17 January 2006, summary judgement was entered against AstraZeneca based upon findings that the patents-in-suit are unenforceable (based on the Company’s inequitable conduct in the prosecution of these patents in the US Patent and Trademark Office) and invalid. We disagree with and are disappointed by these conclusions and will appeal. Further information about this litigation is set out on page 123.

In January 2006 we were served with a putative class action anti-trust complaint in the US by Meijer Inc. and Meijer Distribution, Inc. The complaint alleges that AstraZeneca engaged in an “unlawful scheme to maintain illegally [its] monopoly power in the United States for Toprol-XL”. The complaint makes sham litigation claims based on the above patent decision. For more details see page 123.

Exanta: As reported last year, a large clinical development programme, involving around 30,000 patients, provided data to support the regulatory filings for Exanta, including data regarding fixed oral dosing, rapid onset of action, low potential for drug/food and drug/drug interactions and no need for routine blood coagulation monitoring. Exanta has been approved in 21 countries worldwide in the short term indication for the prevention of venous thromboembolism (VTE) in orthopaedic surgery and has been launched in 12 countries in Europe and Latin America for that indication. In September, we initiated the EXTEND trial to investigate the efficacy and safety of Exanta during extended protection from VTE after hip replacement and hip fracture surgery for up to 35 days after surgery. The EXTEND trial is a double-blind, randomised study of 3,300 elective hip replacement and hip fracture surgery patients comparing Exanta with the low molecular weight heparin (LMWH), enoxaparin.

In 2005, following the review by the French regulatory authority (AFSSAPS) of the Exanta regulatory submission made in December.

16	AstraZeneca Annual Reportand
Form 20-F Information 2005

CV MEDICINES CONTINUED

2003, AstraZeneca received a request for more information before the drug can be considered for approval of long term use in Europe. AFSSAPS requested further clinical information regarding the efficacy and safety of Exanta in atrial fibrillation (AF) to allow a definitive benefit/risk assessment to be made. For VTE treatment, AFSSAPS did not believe the data presented in the single THRIVE Treatment study provided adequate support for this use of Exanta. Since then, following discussions with AFSSAPS and the European Medicines Evaluation Agency, the Committee for Medicinal Products for Human Use (CHMP) accepted in December 2005 a new EU submission of Exanta for stroke prevention in AF under the recently revised EU Centralised Procedure.

In 2004, the FDA did not approve Exanta for any of the indications sought (the prevention of stroke in patients with AF, prevention of VTE in patients undergoing knee-replacement surgery, or the long term secondary prevention of VTE following standard treatment of a clot). In 2005 AstraZeneca continued discussions with the FDA but the current assessment is that it is unlikely that a way forward for Exanta registration in the US will be identified.

PIPELINE
Galida is a PPAR agonist with effects on both the alpha and gamma receptors, thereby offering potential benefits in treating insulin resistance and lipid abnormalities associated with type 2 diabetes and metabolic syndrome. Stimulation of both the alpha and gamma receptors could also potentially be associated with adverse effects and the clinical studies are being carefully conducted, since the balance between dose-dependent benefits and risks will form the basis for final recommendations for the product.

Phase 2 data presented in 2005 demonstrated that Galida was well tolerated and, in a dose-dependent way, improved glucose control and lipid abnormalities in patients with type 2 diabetes.

During the latter half of 2005, results from two large cardiovascular outcomes trials, PROactive with pioglitazone HCI (a PPAR gamma agonist) and FIELD with fenofibrate (a PPAR alpha agonist) have demonstrated a trend toward reductions of non-fatal cardiovascular events although in both trials, the primary endpoint was not met. In addition, the FDA has issued an approvable letter for the Bristol-Myers Squibb Company compound, muraglitazar, although the cardiovascular safety of this PPAR alpha gamma agonist has been questioned in a recent publication in the Journal of the American Medical Association, with the authors calling for the benefit/risk profile of muraglitazar to be better established, possibly through a cardiovascular outcomes study prior to regulatory approval. The implications of these external events for the further development and clinical testing of Galida are still being assessed and discussed with the regulatory authorities.

This is therefore a high risk area. We believe that each of the PPAR alpha gamma agonists will have its own, individual glucose/lipid profile as well as benefit/risk profile. The phase 3 clinical programme for Galida has progressed to plan during 2005 and the first data for assessment of the benefit/risk profile of Galida will become available during the first half of 2006. The optimal timing for the submission of a regulatory dossier will be data driven. The estimated date for earliest filing is in the second half of 2007, subject to the results of the phase 3 studies and regulatory discussions.

In addition to Exanta, our further research in thrombosis includes AZD6140, an oral antiplatelet therapy, for which an‘end of phase 2’ meeting with the FDA was held in December 2005 and which entered phase 3 in January 2006. The initial indication would be for acute coronary syndrome.

During the year, the oral formulation for AZD7009, for the maintenance of sinus rhythm after conversion of AF, was discontinued due to non-cardiac adverse events. Proper dose-finding is actively ongoing with the parenteral formulation with the aim to restore normal heart rhythm in patients with AF.

Our CV pipeline is further strengthened by the licensing transaction with AtheroGenics Inc., which we announced in December. This in-licence is for the global development and commercialisation of their anti-inflammatory cardiovascular product candidate, AGI-1067. AGI-1067 is an investigational oral drug for the treatment of atherosclerosis, the underlying disease process that leads to heart attacks and strokes. It is currently in phase 3 in the ARISE trial. ARISE is a multi-national, double-blind, placebo-controlled study designed to assess the benefits of AGI-1067 on top of current standard therapies in patients with coronary heart disease (CHD). Involving more than 6,000 patients in over 250 cardiac centres including the US, Canada, the UK and South Africa, this study evaluates the impact of AGI-1067 on a composite measure of several outcome endpoints including death due to CHD, heart attack, stroke, revascularisation and hospital admission for unstable angina. The ARISE study is due to report by the end of 2006.

Details of all compounds in the CV pipeline are contained in the table on page 14.

PERFORMANCE 2005
Reported performance
Reported CV sales rose by 12% from $4,777 million in 2004 to $5,332 million in the current year. Strong growth from Crestor and Seloken more than offset the declines in Plendil and Zestril.

Underlying performance
Excluding exchange effects, cardiovascular sales grew by 10%.

Sales of Toprol-XL in the US increased by 32% for the full year to $1,291 million, which was ahead of underlying growth of 23% as a result of the destocking which occurred in 2004. Sales of Seloken in other markets were up 4% for the full year.

Atacand sales in the US were down 8% for the full year to $232 million, in line with the decline in total prescriptions. Increased promotion following regulatory approval for the heart failure indication has stabilised Atacand prescription market share over the second half of 2005. In other markets, Atacand sales were up 14% for the full year to $742 million.

Crestor sales for the full year reached $1,268 million, up 38%. Crestor sales in the US increased by 34% to $730 million for the full year, but were up just 4% against a difficult comparison versus fourth quarter last year. Crestor share of new prescriptions in the US statin market was 6.9% in the week ending 20 January 2006. Market share in the dynamic segment (new and switch patients) was 8.8% in that same week. In other markets, sales for the full year were up 41%, on good growth in Europe (up 44%) and Canada (up 25%). Volume share of the statin market for Crestor in November 2005 was 13.4% in Canada; 11.2% in the Netherlands; 11.7% in Italy; and 6.0% in France.

Plendil sales for the full year were down 23% worldwide as a result of generic competition in the US market, where sales declined by 49% to $84 million. Zestril sales also fell, by 27% from $440 million to $332 million.

Tenormin sales fell by 5% for the year although increased in the largest market, Japan, by 3% to $130 million.

Business Review	17

PERFORMANCE 2004
Reported performance
CV sales grew by 22%, rising by $867 million from $3,910 million in 2003 to $4,777 million in 2004. This growth was driven by the first full year’s sales of Crestor.

Underlying performance
Excluding exchange effects of $214 million, CV sales grew by 17%.

Sales of Crestor worldwide for the full year reached $908 million. Prescription market share increased in all the major markets and was 10.3% in the Netherlands, and 3.8% in the UK. Crestor was launched in the spring of 2004 in France and Italy. Based on the latest weekly data, value share of the statin market for Crestor was 4.4% in France and 8.0% in Italy. In Canada the latest market share of monthly total prescriptions was 12.1%.

In the US, market share progress was more volatile, as a result of episodic media coverage of challenges to the safety profile of Crestor as discussed above. Sales for the year were $543 million. In the week ending 14 January 2005, Crestor share of new prescriptions was 6.0%. Market share in the dynamic segment (new and switch patients) was 8.2%.

Prescriptions for Toprol-XL in the US increased by 18% for the full year, twice the rate of growth in the beta blocker market. Market share of total prescriptions in December 2004 was 28.1%, up 1.9 points versus the previous year. Full year sales growth rate was 7%, which was below estimated underlying growth as a result of net stock movements year on year. Sales of Seloken outside the US were up 3%.

More than 70% of sales of Atacand come from markets outside the US. In these markets sales continued to show good growth (up 18% for the year). Sales in the US were down 4%, in line with prescription trends.

The rate of decline in Zestril sales reduced in 2004, with revenues falling by 15%. Falls were seen in all regions.

Plendil sales also fell in 2004, again in all regions. In particular, sales declined in the US in the second half of the year to end down 30%.

Tenormin worldwide sales were flat in 2004 compared to 2003. Growth in the US was offset by declines in Europe; sales elsewhere were broadly unchanged.

18	AstraZeneca Annual Report
and Form 20-F Information 2005

GASTROINTESTINAL (GI) MEDICINES

2005 IN BRIEF

>	GLOBAL SALES OF NEXIUM WERE $4.6 BILLION

>	NOTICE OF ANDA FILED BY RANBAXY LABORATORIES IN RELATION TO ESOMEPRAZOLE MAGNESIUM RECEIVED BY ASTRAZENECA IN OCTOBER 2005. WE COMMENCED LITIGATION AGAINST RANBAXY IN THE US FOR INFRINGEMENT OF OUR PATENTS

>	NOTICE OF ANDA FILED BY IVAX IN RELATION TO ESOMEPRAZOLEMAGNESIUM RECEIVED BY ASTRAZENECA IN JANUARY 2006

>	NEXIUM PARENTERAL IS APPROVED IN 68 COUNTRIES AND APPROVAL OF NEXIUM FOR HEALING AND PREVENTION OF ULCERS ASSOCIATED WITH NSAID THERAPY HAS BEEN GRANTED IN THE FIRST 11 EU COUNTRIES TO DATE

>	LOSEC/PRILOSEC GLOBAL SALES WERE $1.7 BILLION WITH CONTINUED STRONG SALES GROWTH IN JAPAN

PRODUCTS Nexium (esomeprazole magnesium) is the first proton pump inhibitor (PPI) for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.

Losec/Prilosec (omeprazole) was the first PPI, and is used for the short and long term treatment of acid-related diseases.

Entocort (budesonide) is a locally acting corticosteroid for the treatment of IBD with better tolerability than other corticosteroids and greater efficacy than aminosalicylic acid medicines.
PERFORMANCE
								2005 compared to		2004 compared to
	2005			2004			2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Nexium	4,633	702	48	3,883	479	102	3,302	18	19	15	18

Losec/Prilosec	1,652	(339)	44	1,947	(764)	146	2,565	(17)	(15)	(30)	(24)

Other	70	(19)	1	88	7	5	76	(21)	(20)	9	16

Total	6,355	344	93	5,918	(278)	253	5,943	5	7	(4)	–

PIPELINE

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe		US

AZD9056	ion channel blocker	inflammatory bowel disease					>2008		>2008

AZD3355	inhibitor of transient lower	GERD					>2008		>2008
oesophageal sphincter
relaxations (TLESR)

AZD9343	inhibitor of transient lower	GERD					>2008		>2008
oesophageal sphincter
relaxations (TLESR)

AZD9272		GERD					>2008		>2008

AZD8081		functional GI disease					>2008		>2008

AZD6538		GERD					>2008		>2008

Line extensions

Nexium	proton pump inhibitor	NSAID GI side effects –					Promotable[1]		Filed
symptom resolution

Nexium	proton pump inhibitor	NSAID GI side effects –					Launched		Filed
ulcer healing

Nexium sachet	proton pump inhibitor	GERD					Q4 2006		Filed
formulation

Nexium	proton pump inhibitor	peptic ulcer bleeding					>2008	>	2008

Nexium	proton pump inhibitor	extra-oesophageal					>2008	>	2008
reflux disease

Discontinued projects

AZD7371		functional GI disease					We have discontinued these developments as a result of their failure to meet their target product profiles.

AZD0865		acid-related GI disease

AZD5745		acid-related GI disease

Abbreviations used in the pipeline table are explained on page 35.

1 Authorities stated these symptoms were already captured within the GERD label. Text stating “No clinical interaction with naproxen or rofecoxib” was approved.

Business Review	19

We aim to maintain our number one position in GI treatments through continued market penetration for Nexium worldwide, coupled with high quality innovation and productivity in the research and development of new GI therapies.

PRODUCTS
Nexium has been evaluated in clinical studies involving 73,000 patients in over 60 countries and offers very effective acid inhibition. In the treatment of reflux oesophagitis, it provides healing and symptom relief in more patients and in a shorter period of time than Losec/Prilosec, lansoprazole or pantoprazole. It is an effective, long term therapy for patients with gastro-oesophageal reflux disease (GERD), with or without oesophagitis. For the treatment of active peptic ulcer disease, seven day Nexium triple therapy (in combination with two antibiotics for the eradication of H.pylori) heals most patients without the need for follow up anti-secretory therapy.

Nexium is used to treat a wide range of patients with acid-related disorders, including both newly diagnosed and also patients switched from other therapies such as omeprazole, other PPIs and H2-receptor antagonists.

Nexium was first launched in Sweden in August 2000 and it is now available in approximately 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and close to 340 million patient treatments had been administered by the end of 2005.

The parenteral form of Nexium, used when oral administration is not applicable for the treatment of GERD, has now been approved in 68 countries including the US. During the year, further approvals have been granted in Europe for Nexium for healing and prevention of ulcers, associated with NSAID (non-steroidal anti-inflammatory drug) therapy. Nexium is also approved in the US for the reduction in the occurrence of gastric ulcers associated with continuous NSAID therapy in patients at risk of developing gastric ulcers. A regulatory filing for use of Nexium in paediatric GERD patients aged 12 years and above was submitted in Q4 in the US and the EU. We also filed an application for a formulation of delayed release granules for oral suspension of Nexium in the US in December.

In March 2004, Dr Reddy’s Laboratories Ltd. opened a Drug Master File with the FDA relating to the active ingredient of Nexium, esomeprazole magnesium. In October 2005, we received a notice from Ranbaxy Pharmaceuticals, Inc. of an Abbreviated New Drug Application (ANDA) filed with the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg, containing Paragraph IV certifications of invalidity and/or non-infringement with respect to Nexium. In November 2005, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against Ranbaxy and its affiliates in response to its Paragraph IV certifications regarding Nexium. Further information is set out on page 121.

In January 2006, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX Corporation has submitted an ANDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. AstraZeneca is evaluating IVAX’s notice and continues to have full confidence in its intellectual property protecting Nexium. For more details see page 122.

Losec/Prilosec: Patients have benefited from over 800 million treatments with Losec/Prilosec since launch. Continued strong sales growth of Losec/Omepral was seen in Japan in 2005.

Patent protection for omeprazole, the active ingredient in Losec/Prilosec, has expired. In a small number of countries, including some major markets, patent term extensions or supplementary protection certificates have been granted for the active ingredient. Further information about the status of omeprazole patents and patent litigation, including details of generic omeprazole launches, is set out on pages 119 and 120.

In June, the European Commission notified us of its decision to impose fines totalling €60 million for alleged infringements of European competition law relating to certain omeprazole intellectual property and regulatory rights. AstraZeneca has appealed to the Court of First Instance. Details of this litigation are set out on page 121.

Entocort maintained its growth during 2005, based on its increasing acceptance as first line therapy for mild to moderate, active Crohn’s disease.

PIPELINE
In addition to exploring new areas of clinical use for Nexium and further strengthening the scope of its use in current areas, we focus on developing novel approaches to treating GERD, inflammatory bowel disease (IBD) and functional gastrointestinal disorders (FGD), such as irritable bowel syndrome (IBS) and functional dyspepsia.

AZD3355 and AZD9343 are reflux inhibitors in phase 1 for the treatment of GERD through a new targeted approach that inhibits transient relaxations of the lower oesophageal sphincter. This treatment will thus aim to prevent gastro-oesophageal reflux from occurring whereas PPIs are aimed at reducing the acid content of regurgitation.

Details of all compounds in the GI pipeline are contained in the table on page 18.

PERFORMANCE 2005
Reported performance
Gastrointestinal sales grew by 7% to $6,355 million in 2005 from $5,918 million in the previous year. The slowing in the decline of Losec sales and the continued strong performance of Nexium accounted for this growth.

Underlying performance
After excluding the effects of exchange, Gastrointestinal sales rose by 5%.

In the US, Nexium sales for the full year increased by 15% to $3,125 million. Nexium market share of total prescriptions in the US PPI market was 30.3% in December, up 3.2 percentage points versus December 2004. Strong growth in dispensed tablets (up 14%) was partially offset by lower realised prices resulting from performance-based contracts and Medicaid. Nexium was the only branded PPI to gain market share in 2005. Sales of Nexium in other markets reached $1,508 million for the full year (up 25%) on a 2 point gain in market share.

Losec/Prilosec sales were down 17% for the full year to $1,652 million. In the US sales were $264 million, a fall of 28%. In other markets, Losec sales declined 15%, although sales increased by 25% in Japan and by 16% in China.

20	AstraZeneca Annual Report and
Form 20-F Information 2005

GI MEDICINES CONTINUED

PERFORMANCE 2004
Reported performance
GI performance in 2004 was broadly the same as 2003, with sales falling by only $25 million.

Underlying performance
On an underlying basis, GI sales fell by 4% ($278 million) as declines in Losec/Prilosec exceeded growth in Nexium.

In the US, dispensed tablet volume for Nexium increased by 20% for the year. As the impact of price was broadly neutral, reported sales growth of 10% (up to $2,716 million) reflected stock movements. Nexium share of total prescriptions in the US PPI market was 27.1% in December 2004. Sales of Nexium outside the US were up 29% on a strong performance in all major markets. Strong volume growth was the driver behind the increase.

US sales for Prilosec for the full year were down 58% in line with the decline in prescriptions.

Outside the US, sales of Losec were also down by 16% for the year. Sales grew 24% in Japan.

Business Review	21

NEUROSCIENCE MEDICINES

2005 IN BRIEF

>	SEROQUEL SALES GREW 35% TO $2.8 BILLION

>	SEROQUEL STRENGTHENED ITS POSITION AS MARKET-LEADING ATYPICAL IN THE US, INCREASING ITS SHARE OF THE MARKET FOR NEW PRESCRIPTIONS TO 30% IN DECEMBER

>	THE BOLDER II STUDY CONFIRMED THE RESULTS OF BOLDER I IN BIPOLAR DISORDER DEPRESSION AND LED TO THE SUBMISSION OF AN SNDA IN THE US IN DECEMBER

>	ANDA FILED BY TEVA IN RELATION TO QUETIAPINE IN SEPTEMBER. ASTRAZENECA FILED A LAWSUIT IN THE US AGAINST TEVA FOR INFRINGEMENT OF ASTRAZENECA’S SUBSTANCE PATENT PROTECTING SEROQUEL

>	NXY-059 PHASE 3 (SAINT) TRIALS CONTINUED

>	WE RESUMED FULL RESPONSIBILITY FROM MEDPOINTE, INC. FOR THE MARKETING, SALE AND DISTRIBUTION OF ZOMIG IN THE US

PRODUCTS
Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug and is a first line, first choice treatment for a broad range of symptoms of schizophrenia and manic episodes in bipolar disorder.

Zomig (zolmitriptan) is for the treatment of migraine with or without aura.

Naropin (ropivacaine) is the world’s best selling, long-acting local anaesthetic. With its improved safety and mobility profile, it is replacing the previous standard treatment of bupivacaine in major markets.

Diprivan (propofol), an intravenous anaesthetic, is used in the induction and maintenance of anaesthesia, light sedation for diagnostic procedures and for intensive care sedation.

Xylocaine (lidocaine) continues to be the world’s most widely used local anaesthetic after 50 years on the market.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003		2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	2,761	710	24	2,027	496	44	1,487	35	36	33	36

Diprivan	369	(136)	5	500	24	18	458	(27)	(26)	5	9

Zomig	352	(11)	7	356	(12)	19	349	(3)	(1)	(3)	2

Local Anaesthetics	511	(44)	13	542	41	35	466	(8)	(6)	8	16

Other	66	(6)	1	71	(7)	5	73	(8)	(7)	(10)	(3)

Total	4,059	513	50	3,496	542	121	2,833	15	16	19	23

PIPELINE
Compound	Mechanism	Areas under investigation				Phase	Estimated filing date

NCEs			PC	1	2	3	Europe	US

NXY-059 (previously	free radical	stroke					1H 2007	1H 2007
Cerovive)	trapping agent

AZD3480 (TC-1734)	NNR agonist	cognitive disorders					>2008	>2008
(Targacept)

AZD9272		neuropathic pain					>2008	>2008

AZD3102		Alzheimer’s disease					>2008	>2008

AZD1080		Alzheimer’s disease					>2008	>2008

AZD2327		anxiety					>2008	>2008

AZD5904		multiple sclerosis					>2008	>2008

AZD6538		neuropathic pain					>2008	>2008

AZD8797		multiple sclerosis					>2008	>2008

AZD3783		anxiety and depression					>2008	>2008

AZD1940		nociceptive and					>2008	>2008
neuropathic pain

AZD9335		neuropathic pain					>2008	>2008

AZD3241		Parkinson’s disease					>2008	>2008

Line extensions

Seroquel SR	D2/5HT2	schizophrenia					3Q 2006	3Q 2006
antagonist

Seroquel		bipolar maintenance					2H 2007	1H 2007

Seroquel		bipolar depression					1H 2007	Filed

Seroquel SR		generalised anxiety					2008	2H 2007
disorder

Seroquel SR		major depressive					2008	2008
disorder

Discontinued projects

AZD7371		overactive bladder		We have discontinued these developments as a result of their failure to meet their target product profiles.

AZD8129 (AR-A2)		depression/anxiety

AZD4282		neuropathic pain

Abbreviations used in the pipeline table are explained on page 35.

22	AstraZeneca Annual Report and
Form 20-F Information 2005

NEUROSCIENCE MEDICINES CONTINUED

We aim to deliver a range of life-changing medicines in the important areas of psychiatry, analgesia and neurology and to maintain our world leading position in anaesthesia.

PRODUCTS
Seroquel offers a well-established benefit/risk profile with proven efficacy and unique patient tolerability. This includes placebo-like effects in the licensed indications on extrapyramidal symptoms and prolactin across the dose range in schizophrenia and bipolar mania.

This profile has led to the increased use of Seroquel, substantially exceeding market growth in all markets commercialised by AstraZeneca. Seroquel is the market-leading atypical anti-psychotic in the US in terms of monthly new and total prescriptions. In Europe, Seroquel continues to grow two to three times faster than the atypical market, with key countries, such as Italy and Germany showing excellent market share gains.

Seroquel for the treatment of bipolar mania has now been licensed in 73 countries and is highly successful, with strong market share growth.

In the BOLDER I study, the results of which were published in the American Journal of Psychiatry in July, patients treated with Seroquel showed a statistically significant decrease in depressive episodes associated with bipolar disorder compared with patients receiving placebo and more than half of the Seroquel-treated patients achieved criteria for remission. Results from the similarly designed BOLDER II study in October confirmed the landmark results seen in BOLDER I.

This enabled a supplemental NDA (sNDA) submission to the FDA in December seeking approval for the indication of treatment of depressive episodes of bipolar disorder, which would further differentiate Seroquel within its class. If Seroquel receives FDA approval, it will be the first atypical to demonstrate efficacy at both poles in bipolar disorder. Seroquel would be the first monotherapy treatment available in the US for the treatment of depressive episodes of bipolar disorder. This would position Seroquel uniquely in market segments for which no other single agent anti-psychotic has an approved indication.

New dosage strengths of Seroquel 50mg and 400mg were approved in the US, which will enable greater flexibility in achieving recommended dosing and more convenient titration of dose.

In the US, a boxed warning relating to an increased risk of death in treatment of dementia-related psychosis in elderly patients was added to the labels of the class of atypical anti-psychotics, including Seroquel. (The atypical anti-psychotics are not approved for the treatment of dementia-related psychosis).

In September, Teva filed an Abbreviated New Drug Application (ANDA) in relation to quetiapine fumarate (the active ingredient in Seroquel) and in November, AstraZeneca filed a patent infringement lawsuit against Teva in the US. Further information is set out on page 122.

Zomig is available in a unique range of formulations to provide rapid migraine relief and is the prescription market leader in Europe. We resumed full responsibility from MedPointe, Inc. for the marketing, sale and distribution of Zomig in the US in April 2005.

Zomig Nasal Spray is a formulation that delivers fast pain relief and now accounts for 6% of Zomig sales.

Zomig Rapimelt is a rapidly dispersible formulation offering patients a convenient, orange-flavoured, melt-in-the-mouth tablet that now accounts for more than 35% of Zomig sales. The 5mg tablet is now approved and launched in most EU countries.

Diprivan is the world’s best selling intravenous anaesthetic. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial-resistant formulation, which is approved in the majority of markets.

A second generic propofol product containing benzyl alcohol (microbial additive) was introduced by Bedford Laboratories in the US in mid-2005.

PIPELINE
Psychiatry
We are developing a sustained release (SR) formulation of Seroquel to expand the treatment options available for patients. Clinical trial results from a global registration programme for schizophrenia are scheduled to be available in the third quarter of 2006. A further expansion of the opportunities for Seroquel commenced recently with clinical programmes for generalised anxiety disorder (GAD) and major depressive disorders (MDD). These programmes also use the SR formulation but are not dependent upon the SR schizophrenia programme referred to above. They are targeted for filings in late 2007 and 2008.

Analgesia
In pain control, our research focus is nociceptive pain (caused by tissue damage) and neuropathic pain (caused by nerve damage).

There are now three candidate drugs in development from our collaboration with NPS Pharmaceuticals Inc.

Neurology
We have development programmes in stroke, multiple sclerosis, Parkinson’s disease and Alzheimer’s disease.

NXY-059 (previously known as Cerovive), licensed from Renovis, Inc., is a neuroprotectant with free radical trapping properties. It is under development for the treatment of acute ischaemic stroke, a disease with substantial need for new, effective therapies. Pre-clinical data show that NXY-059 preserves neurological function and brain tissue even when given after a substantial delay following the onset of ischaemia (measured in hours) that can readily be carried over into the design of clinical trials.

The development of neuroprotectants for stroke is a highly challenging area of drug development. It is difficult to achieve controlled clinical trial conditions in a setting where patients have just suffered a stroke and require immediate emergency care. It is also technically difficult. Our two pivotal SAINT (Stroke – Acute Ischaemic – NXY Treatment) trials were designed to mitigate the technical risks by aligning time to treatment and dosing in accordance with pre-clinical efficacy results. The SAINT trials compare the efficacy and safety of a placebo with a 72-hour intravenous infusion of NXY-059 given within six hours of the onset of symptoms. Results from the SAINT I trial in May 2005 showed a statistically significant and clinically relevant reduction in disability on the primary endpoint, the modified Rankin Scale. However, applying the pre-specified analysis for the trial, no statistical

Business Review	23

difference was noted in neurological recovery. The SAINT II trial was expanded to include 3,200 patients following analysis of the results from the SAINT I trial and after consultation with regulators, with the aim of ensuring appropriate statistical power on the primary endpoint to detect at least the magnitude of improvement seen in the SAINT I trial. The statistical analysis of neurological status in SAINT II was adjusted to reflect lessons from the analysis of SAINT I. Regulatory filings in Europe and the US are currently planned for the first half of 2007 in light of the expanded size of the SAINT II study.

The CHANT (Cerebral Haemorrhage And NXY Treatment) trial assessing the safety and tolerability of NXY-059 in intracerebral haemorrhagic (as opposed to ischaemic) stroke that was initiated in 2004, has completed recruitment. Initial read-out of the results is expected to be available in the first quarter of 2006. The outcome of CHANT is intended to help determine whether NXY-059 can be used in clinical practice without the need first to test patients to establish whether they have suffered an ischaemic or haemorraghic stroke.

AstraZeneca has made the decision that Cerovive should be known as NXY-059, its code number, until it has been verified that key regulatory authorities have no objections to a new alternative trademark.

AZD3102, for the treatment of Alzheimer’s disease, is being developed in collaboration with Dyax Corp. and is one of our first ventures in the science of human monoclonal antibodies.

Our Neurology pipeline is further strengthened by the licensing and research collaboration agreement with Targacept Inc., which we announced in December 2005. This exclusive global agreement aims to develop and commercialise AZD3480 (TC-1734), a development compound in phase 2, for the treatment of cognitive disorders. The research collaboration also allows for the development of other compounds that act on neuronal nicotinic receptors (NNRs).

Details of all compounds in the pipeline in the areas of psychiatry, analgesia and neurology are contained in the table on page 21.

PERFORMANCE 2005
Reported performance
Sales in the Neuroscience therapy area rose by 16% in 2005, up to $4,059 million from $3,496 million in 2004. Seroquel was the principal driver of performance, recording a 36% increase in sales.

Underlying performance
On a constant exchange rate basis, Neuroscience sales grew by 15%.

Seroquel sales reached $2,761 million for the full year (up 35%), including $2,003 million in the US. Seroquel value share of the global atypical anti-psychotic market increased nearly 2.7 percentage points in the 12 months ended 30 September 2005. In the US, Seroquel sales increased 33% for the full year, ahead of prescription growth of 20% as a result of higher realised prices and favourable contract rebate adjustments. Seroquel share of new prescriptions in the US atypical anti-psychotic market increased to 29.8% in December 2005, up 2.2 percentage points over 2004. In other markets, sales for the full year increased by 40% on strong growth in Europe (up 48%), Asia Pacific (up 22%) and Canada (up 29%).

Zomig sales for the full year declined by 3% to $352 million, as growth in other markets (up 8%) was more than offset by an 18% decline in the US. The US decline was chiefly as a result of lower first quarter sales following the return of the distribution arrangements from MedPointe, which took effect from 1 April 2005.

Diprivan sales in other markets were down 8% for the full year to $369 million. US sales declined 44%, chiefly on lower prices as a result of the introduction of another generic product.

PERFORMANCE 2004
Reported performance
Neuroscience sales in 2004 grew by $663 million from $2,833 million in 2003 to $3,496 million, an increase of 23%.

Underlying performance
After excluding exchange effects of $121 million, underlying growth was 19%.

Seroquel exceeded $2 billion in annual sales for the first time with sales in the US for the full year 2004 up 33% at $1,504 million, in line with prescription growth of 30%. In December 2004, new prescription share reached 27.5%, a class leading increase of 4.6 points over December 2003. Seroquel sales outside the US increased 36% for the year to $523 million.

Zomig performance in the full year reflected the 10% decline in the US (down to $147 million), partially offset by slight growth (up 2% to $209 million) in the rest of the world.

Diprivan sales worldwide increased by 5%; growth of 15% in the US (sales of $264 million) more than compensated for declines in Europe. Local anaesthetics enjoyed growth in all markets.

24	AstraZeneca Annual Report and
Form 20-F Information 2005

ONCOLOGY MEDICINES

2005 IN BRIEF

>	EXCELLENT GROWTH OF ARIMIDEX CONTINUED ON THE BASIS OF ATAC FIVE YEAR TREATMENT DATA. NEW DATA FROM ADDITIONAL COLLABORATIVE GROUP STUDIES CONFIRM DISEASE-FREE SURVIVAL ADVANTAGE OF ARIMIDEX OVER TAMOXIFEN

>	FASLODEX LAUNCHED IN ITALY, FRANCE AND SPAIN

>	FURTHER ANALYSIS OF DATA FROM EARLY PROSTATE CANCER CONFIRMED CASODEX 150MG AS AN EXCELLENT TREATMENT OPTION FOR MEN WITH LOCALLYADVANCED PROSTATE CANCER

>	ANNUAL ZOLADEX SALES EXCEED$1 BILLION FOR THE FIRST TIME

>	ZACTIMA GRANTED ORPHAN DRUG DESIGNATION BY THE FDA AND IN THE EU FOR THE INVESTIGATION OF MEDULLARY THYROID CANCER

PRODUCTS
Arimidex (anastrozole) is the world’s leading aromatase inhibitor by value.

Faslodex (fulvestrant) is an oestrogen receptor antagonist, with no agonist effects, that down-regulates the oestrogen receptor.

Casodex (bicalutamide) is the world’s leading anti-androgen therapy by value for the treatment of prostate cancer.

Zoladex (goserelin acetate implant), available in one month and three month depots, is the world’s second largest LHRH agonist by value.

Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Casodex	1,123	97	14	1,012	92	66	854	10	11	11	19

Arimidex	1,181	354	16	811	249	43	519	44	46	48	56

Zoladex	1,004	65	22	917	(13)	61	869	7	9	(1)	6

Iressa	273	(118)	2	389	147	14	228	(31)	(30)	65	71

Faslodex	140	39	2	99	21	1	77	39	41	28	29

Nolvadex	114	(21)	1	134	(54)	10	178	(16)	(15)	(31)	(25)

Other	10	(5)	1	14	(5)	1	18	(36)	(29)	(28)	(22)

Total	3,845	411	58	3,376	437	196	2,743	12	14	16	23

PIPELINE
Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe	US

Zactima (ZD6474)	VEGF/EGF TKI inhibitor	NSCLC					>2008	>2008
with RET kinase activity

AZD2171	VEGF signalling inhibitor	NSCLC and CRC					>2008	>2008
(VEGFR-TKI)

Zactima (ZD6474)	VEGF/EGF TKI inhibitor	medullary thyroid cancer					>2008	>2008
with RET kinase activity

ZD4054	endothelin A receptor	prostate cancer					>2008	>2008
antagonist

Patrin™ (KuDOS)	AGT inhibitor	solid tumours					>2008	>2008

AZD0530	SRC kinase inhibitor	solid tumours and					>2008	>2008
haematological malignancies

AZD6244 (ARRY-	MEK inhibitor	solid tumours					>2008	>2008
142886)

AZD1152	aurora kinase inhibitor	solid tumours and					>2008	>2008
haematological malignancies

AZD4769		solid tumours					>2008	>2008

KU59436	PARP inhibitor	breast cancer					>2008	>2008
(KuDOS)

AQ4N (KuDOS)	hypoxia activated	solid tumours					>2008	>2008
cytotoxic

AZD9935	VEGFR-TKI	solid tumours					>2008	>2008

AZD0424	SRC kinase inhibitor	solid tumours					>2008	>2008

AZD8931		solid tumours					>2008	>2008

AZD4877		solid tumours					>2008	>2008

AZD7762		solid tumours					>2008	>2008

AZD5180		solid tumours					>2008	>2008
(Abgenix)

AZD1845		solid tumours					>2008	>2008

AZD8330		solid tumours					>2008	>2008

AZD3646		solid tumours and					>2008	>2008
haematological malignancies

Line extensions

Faslodex	oestrogen receptor	second line after					2008	2008
	antagonist	aromatase inhibitor
failure

Faslodex	oestrogen receptor	first line advanced breast					>2008	>2008
	antagonist	cancer

Faslodex	oestrogen receptor	adjuvant					>2008	>2008
antagonist

Iressa	EGFR-TK inhibitor	head and neck cancer					2H	1H
							2007	2007

Iressa	EGFR-TK inhibitor	breast cancer					>2008	>2008

Discontinued projects

AZD3841		solid tumours

AZD3409		solid tumours
We have discontinued these developmentsas a result of their failure to meet their target product profiles.
AZD5438		solid tumours

ZD6126		solid tumours

AZD4440		solid tumours

Discontinued line extension

Iressa		colo-rectal cancer

Abbreviations used in the pipeline table are explained on page 35.

Business Review	25

We aim to maintain our position as a world leader in cancer treatment through continued growth of
Arimidex, Casodex and Zoladex, further launches of newer products such as Faslodex, and the successful introduction of novel approaches currently in the pipeline.

PRODUCTS
Arimidex continues to grow strongly, as it replaces tamoxifen as the preferred adjuvant treatment for post-menopausal women with hormone-receptor positive invasive early breast cancer. The large-scale ATAC study, first reported in December 2001 and most recently updated in December 2004, showed that Arimidex is significantly more effective in prolonging disease-free survival and has important tolerability benefits compared with tamoxifen. In December 2005, new data were presented at the San Antonio Breast Cancer Symposium that showed that Arimidex provides post-menopausal women with hormone-receptor positive invasive early breast cancer a better chance of surviving, compared with continued tamoxifen. The results of the latest studies show that by replacing tamoxifen with Arimidex, post-menopausal women being treated for hormone-receptor positive invasive early breast cancer may almost halve the likelihood of their disease returning and reduce their risk of dying by nearly a third. Survival is the ultimate goal in the treatment of early breast cancer and, to date, Arimidex is the only treatment in its class (aromatase inhibitors) to provide women with this potential benefit over tamoxifen.

Arimidex is also approved for the treatment of advanced breast cancer in post-menopausal women based on demonstrated advantages over tamoxifen and megestrol acetate.

Faslodex offers patients with hormone-sensitive, advanced breast cancer more hormonal options before having to resort to expensive and poorly-tolerated cytotoxic chemotherapy. Due to its novel mode of action, Faslodex offers an effective, well-tolerated additional treatment with the compliance and convenience benefits of a once monthly injection. Faslodex is now launched in 28 markets. It is indicated for the second line treatment of hormone-receptor positive, advanced breast cancer in post-menopausal women. Trials are ongoing to further investigate Faslodex in the treatment of post-menopausal breast cancer.

Casodex: The continued growth of Casodex has been driven by the use of Casodex 50mg in advanced prostate cancer and through the growth of Casodex 150mg, which is approved for use in early prostate cancer (EPC) in over

60 countries. Results for the third analysis of the EPC trial programme were presented in October and confirmed the role of Casodex 150mg as an excellent treatment option for men with locally advanced prostate cancer (which is a segment of early prostate cancer). Casodex conferred a reduced risk of disease progression – in men treated adjuvant to radiotherapy this has now resulted in a 35% reduction in the risk of death. However, for men with localised disease (i.e. confined to the prostate), this analysis showed no significant benefit in either disease progression or survival. Following regulatory submission of the results from the third analysis, the EPC indications are under review in several markets.

Zoladex is used for the treatment of prostate cancer (for which it is approved in 105 countries), breast cancer and gynaecological disorders. In EPC, Zoladex is the only luteinising-hormone releasing hormone (LHRH) agonist shown to improve overall survival when used in addition to either radical prostatectomy or radiotherapy. In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of these countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Iressa is indicated for the treatment of non-small cell lung cancer (NSCLC) in patients who have failed chemotherapy. Clinical trials and case studies have shown that Iressa is an active and generally well-tolerated treatment for some patients with lung cancer. Those patients who do benefit tend to do so quickly and sometimes results are dramatic.

Results from the ISEL study in 2004 showed that, while Iressa produced some improvement in survival, it failed to reach statistical significance compared with placebo in the overall population of advanced NSCLC patients and in the subgroup of patients with adenocarcinoma. However, the ISEL study confirmed a number of important clinical benefits for Iressa, including tumour shrinkage and a significant improvement in time to treatment failure.

Following the announcement of the ISEL study, AstraZeneca consulted regulatory agencies in the 36 countries where Iressa is approved. The label has since been revised in the US and now indicates that Iressa is only to be used in patients who are benefiting or have benefited from Iressa. The Japanese Ministry of Health, Labour and Welfare has not restricted the label and all 36 regulatory approvals remain, although the licence is suspended in one country (Switzerland).

Progress is being made in identifying those patients who are most likely to benefit from treatment with Iressa. Pre-planned subgroup analyses from the ISEL study demonstrated that patients of Asian ethnicity and those who had never smoked were the clinical subgroups most likely to benefit from Iressa treatment. In addition, analysis of the biomarker data from the ISEL study suggests that NSCLC patients who have tumours with a high epidermal growth factor receptor (EGFR) gene copy number have a higher likelihood of tumour shrinkage and increased survival when treated with Iressa compared to placebo. This analysis appears consistent with other reported literature.

We continue to believe that Iressa has a place in the treatment of advanced NSCLC and potentially other tumour types, and we continue to strive to complete a programme of work to confirm which patients in which treatment settings are most likely to benefit.

PIPELINE
Further phase 2 and 3 trials are underway and planned to evaluate the potential benefits of Iressa in NSCLC and other EGFR-driven tumours such as head, neck and breast cancers.

Signalling processes, which are critical to cancer cell division and survival, are the targets of a number of our novel compounds designed with different biological effects in mind, including anti-angiogenesis, anti-proliferation and anti-invasion.

Zactima (also known as ZD6474) is a unique once-daily oral multi-targeted anti-cancer therapy that selectively inhibits key signalling pathways involved in tumour growth, including VEGF, EGF and also RET kinase.

The results of two phase 2 studies in advanced NSCLC with Zactima (trials 003 and 006) were presented at the 11th World Conference on Lung Cancer in July. Both studies met their primary endpoints of prolonging progression-free survival in patients with advanced NSCLC.

Phase 3 studies evaluating the anti-tumour activity and impact on survival of Zactima in advanced NSCLC have been initiated. As well as showing promise in NSCLC, Zactima was granted orphan drug and fast track designation by the FDA for the investigation of medullary thyroid cancer. In December, Zactima received a positive opinion from the Committee for Orphan Medicinal Products (COMP) recommending Zactima for orphan drug designation for the treatment of patients with medullary thyroid cancer in the EU.Orphan drug designation was designed to encourage the development of products that demonstrate promise for the diagnosis, prevention and/or treatment of life-threatening or very serious conditions that are rare and

26	AstraZeneca Annual Report and
Form 20-F Information 2005

ONCOLOGY MEDICINES CONTINUED

affect relatively few people (not more than five in 10,000 persons a year in the EU and fewer than 200,000 persons a year in the US). Fast track designation enables partnering with the FDA by providing opportunities to meet more regularly in order to obtain the FDA’s input into the drug development plan. It also enables a rolling submission of the NDA, thereby facilitating and expediting the development and review of new drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

A phase 2 trial in hereditary medullary thyroid cancer is ongoing, and the anti-cancer activity of Zactima continues to be evaluated in other tumour types.

In 2005, based on the increasing evidence of the effectiveness of VEGF signalling inhibitors and encouraging pre-clinical and early phase 1 clinical data across a range of solid tumours, we decided to accelerate AZD2171 into phase 2/3 development for NSCLC and colo-rectal cancer and, in November, a pivotal phase 2/3 study in NSCLC commenced.

AZD5180 is the first candidate drug to enter pre-clinical development as a result of our collaboration with Abgenix Inc. This collaboration, which aims to discover fully human monoclonal antibodies for the treatment of cancer, has entered its third year.

Our oncology pipeline is further strengthened by the acquisition, announced in December, of KuDOS Pharmaceuticals Limited, a privately-owned UK biotechnology company, focused on the discovery and development of oncology therapies based on the inhibition of DNA repair.

This transaction provides AstraZeneca with a widely-recognised expert group and technology platform in an area of research that complements our existing capabilities in oncology. The DNA repair platform includes several different approaches towards inhibition of enzymes involved in the responses to various types of DNA damage. DNA repair inhibitors have the potential to kill cancer cells either as standalone therapy or by enhancing the efficacy of chemo- and radio-therapies.

The acquisition brings with it clinical and pre-clinical compounds and programmes, such as KU59436, an oral poly-ADP-ribose polymerase (PARP) enzyme inhibitor, which is currently in phase 1.

Details of all compounds in the oncology pipeline are contained in the table on page 24.

PERFORMANCE 2005
Reported performance
Oncology sales increased by 14% to reach $3,845 million in 2005, compared to $3,376 milion in 2004. Other than Iressa and Nolvadex, there was growth in all major products, particularly Arimidex.

Underlying performance
Excluding the effects of exchange, oncology sales grew by 12%.

Casodex sales in the US increased by 3% for the full year to $239 million. Total prescriptions were 3% lower than last year. Sales in other markets were up 11% for the full year, with Japan accounting for nearly half of this sales growth.

Arimidex sales increased 44% to $1,181 million for the full year. Arimidex value share of the market for hormonal treatments for breast cancer reached 50% in October, a share more than twice that of its closest competitor. In the US, sales of Arimidex were up 59% for the full year. Total prescriptions increased by 40% versus last year, on a 7.1 percentage point increase in market share. In other markets, full year sales were up 35% on excellent growth in Europe (up 35%) and Japan (up 27%).

Iressa sales were down 31% for the full year, chiefly as a result of the 63% decline in the US. Iressa sales in Asia Pacific increased 7% for the full year, as sales in China and other markets more than offset a 15% sales decline in Japan.

Sales for Faslodex for the full year reached $140 million (up 39%) as a result of good growth in Europe since marketing approval in March 2004. Sales in the US were up 11% for the year.

Zoladex sales for the full year increased 7% to $1,004 million, as good sales growth in other markets (up 13%) more than offset a 23% decline (from both volume and price effects) in the US.

PERFORMANCE 2004
Reported performance
Oncology sales increased by 23%, rising $633 million from $2,743 million in 2003 to $3,376 million in 2004.

Underlying performance
After eliminating the effects of exchange of $196 million, the underlying sales growth rate was 16%.

Casodex sales outside the US were up 11% for the year, totalling $780 million, particularly in Japan. Reflecting the maturity of the market in advanced prostate cancer, underlying performance in the US was essentially unchanged.

Arimidex had another year of excellent sales growth, with sales up 48% to $811 million as a result of increased use in the adjuvant treatment of early breast cancer. Sales in the US for Arimidex for the full year were up 52% at $300 million, in line with estimated underlying growth. New prescription market share for aromatase inhibitors plus tamoxifen reached 29.0% in December 2004, up 7.5 percentage points over 2003. Outside the US, sales of Arimidex were up 46% for the year at $511 million.

Iressa sales reached $389 million for the full year (up 65%), including $136 million in Japan. However, fourth quarter sales in the US for Iressa were $17 million (down 65%) – in view of the regulatory uncertainties and the increased probability of returns of unused product, revenue from sales made in the latter half of the quarter was not recognised. Until the situation stabilises, revenue from Iressa sales in the US will be recognised on confirmed patient usage rather than wholesaler shipment.

Zoladex sales remained substantially unchanged. Declines in the US and Europe were mitigated by a strong performance in Japan.

The rate of fall in Nolvadex sales slowed to 31%; sales in the US were negligible, although in Europe and Japan revenue declines were less pronounced.

Faslodex sales increased by 28% to reach $99 million. Launches in Europe contributed to the majority of this increase.

Business Review	27

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES

2005 IN BRIEF

>	SYMBICORTACHIEVED SALES OF $1.0 BILLION (UP 22%)AND GAINED ONE PERCENTAGE POINT OF TOTAL MARKET SHARE OF THE ICS/LABA MARKET

>	PULMICORT CONTINUEDTO SHOW STRONG PERFORMANCE WITH A STEADY GROWTH

>	IN SEPTEMBER, A SYMBICORT NDA WAS SUBMITTED TO THE FDA FOR APPROVAL OF A PMDI FOR MAINTENANCETREATMENT OF ASTHMA IN PATIENTS AGED 12 YEARS AND ABOVE

>	CLINICAL DATA PUBLISHED IN 2005 CONFIRMED THE EFFICACY AND SAFETY OF A NEW ASTHMA CONCEPT, SMART, WHICH RESULTED IN THE INITIATION OF THE EU MUTUAL RECOGNITION VARIATION PROCEDURE FOR SMART IN SEPTEMBER

>	DISCUSSIONS WITH THE UK REGULATORY AUTHORITIES INDICATE THAT FURTHER WORK IS REQUIRED ON THE PMDI PRODUCT FOR THE EU SUBMISSION

PRODUCTS
Symbicort (budesonide/formoterol) is an innovative and effective asthma and COPD treatment that offers superior efficacy with easily adjustable dosing.

Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that helps prevent symptoms and improves the control of asthma.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for children as young as 12 months.

Oxis (formoterol) is a beta-agonist therapy for asthma and COPD.

Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Pulmicort	1,162	96	16	1,050	40	42	968	9	11	4	8

Symbicort	1,006	179	30	797	176	72	549	22	26	32	45

Rhinocort	387	21	5	361	(11)	8	364	6	7	(3)	(1)

Oxis	91	(14)	4	101	(28)	9	120	(14)	(10)	(24)	(16)

Accolate	72	(45)	1	116	7	2	107	(39)	(38)	6	8

Other	155	(7)	4	158	(8)	13	153	(5)	(2)	(5)	3

Total	2,873	230	60	2,583	176	146	2,261	9	11	8	14

PIPELINE

Compound	Mechanism	Areas under investigation		Phase			Estimated filing date

NCEs			PC	1	2	3	Europe		US

AZD9056	ion channel blocker	rheumatoid arthritis					>2008		>2008

AZD9056	ion channel blocker	COPD					>2008		>2008

AZD8955	collagenase inhibitor	osteoarthritis					>2008		>2008

AZD3778	chemokine receptor	rhinitis					>2008		>2008
antagonist

AZD8309	chemokine receptor	rheumatoid arthritis					>2008		>2008
antagonist

AZD8309	chemokine receptor	COPD					>2008		>2008
antagonist

AZD3342	protease inhibitor	COPD					>2008		>2008

AZD1981		asthma					>2008		>2008

AZD6067	protease inhibitor	COPD					>2008		>2008

AZD6703		rheumatoid arthritis					>2008		>2008

AZD6357		osteoarthritis					>2008		>2008

AZD7928		COPD					>2008		>2008

AZD2914		COPD					>2008		>2008

AZD2392		asthma/rhinitis					>2008		>2008

AZD1744		asthma/rhinitis					>2008		>2008

AZD5672		rheumatoid arthritis					>2008		>2008

AZD3825		asthma					>2008		>2008

AZD1236		COPD					>2008		>2008

AZD4818		COPD					>2008		>2008

AZD5069		COPD					>2008		>2008

AZD9668		COPD					>2008		>2008

AZD9215		asthma					>2008		>2008

AZD1678		asthma					>2008		>2008

AZD6605		osteoarthritis					>2008		>2008

Line extensions

Symbicort Turbuhaler	inhaled steroid/fast onset,	SMART					Filed
long-acting ß2agonist

Symbicort pMDI	inhaled steroid/fast onset,	asthma					Filed	[1]	Filed
long-acting ß2agonist

Symbicort pMDI	inhaled steroid/fast onset,	COPD					Filed	[1]	2008
long-acting ß2agonist

Discontinued projects

AZD3778		asthma
We have discontinued these
AZD9056		osteoarthritis		developments as a result
of their failure to meet their
AZD2098		asthma		target product profiles.

AZD0902		rheumatoid arthritis

Abbreviations used in the pipeline table are explained on page 35.

1 To be supplemented in 2008 with data supporting two additional strengths.

28	AstraZeneca Annual Report and
Form 20-F Information 2005

R&I MEDICINES CONTINUED

We aim to build on our leading position in asthma treatment through the growth of key products, particularly Symbicort, new indications and market launches and the successful introduction of novel approaches to other areas of inflammatory disease such as COPD, rheumatoid arthritis and osteoarthritis.

PRODUCT
Symbicort is an innovative treatment that provides rapid, effective control of asthma whilst allowing doctors the opportunity to individualise treatment to meet the needs of the patient through adjustable dosing. This enables doctors to tailor a patient’s treatment to address day-to-day triggers of asthma in a single inhaler for all situations, thereby achieving greater efficacy than with fixed doses. It is the only combination product currently on the market that offers these benefits.

Symbicort is currently marketed in the Turbuhaler dry powder device, which is approved in 93 countries and launched in more than 70. Symbicort is not yet approved for sale in the US, although as described below, a US regulatory submission has been filed for Symbicort in a pressurised Metered Dose Inhaler (pMDI).

2005 saw the publication of two key studies, STAY and COSMOS, which reinforced the advantage of the new asthma treatment concept, Symbicort Maintenance and Reliever Therapy (SMART). STAY showed that this new approach, which uses Symbicort Turbuhaler, was more effective than fixed dose Symbicort. COSMOS demonstrated that the SMART concept was more effective than fixed dose fluticasone dipropionate/salmeterol. This concept is being pioneered by Symbicort and it allows patients the flexibility to intervene at the first signs of symptoms to prevent deterioration, thereby reducing the risk of an asthma attack. This treatment concept, which represents a change from current medical practice, is possible with Symbicort as it contains formoterol, a bronchodilator which is both rapid-acting and long-lasting, coupled with the corticosteroid budesonide to provide an important anti-inflammatory effect. If approved, SMART would make asthma treatment more effective and simpler for both the physician and the patient.

In late 2004, the EU regulatory application for SMART (previously called Symbicort Single inhaler Therapy) was withdrawn to allow more data to be submitted. On the basis of additional data from further ongoing studies, including in total 13,000 patients with mild to moderate asthma, an EU mutual recognition variation procedure for SMART began in September 2005.

Symbicort is also approved for use in chronic obstructive pulmonary disease (COPD) where trial data have shown it reduces exacerbation rates compared to a long-acting bronchodilator alone.

Pulmicort remains one of the world’s leading asthma medicines and is available in several forms, including the Turbuhaler dry powder inhaler, a pressurised metered dose inhaler and the Respules suspension for the treatment of children.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for children as young as 12 months. It has grown strongly as a result of its beneficial profile and it has strengthened its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma. A regulatory application for Pulmicort Respules was filed in Japan in October 2004.

In September, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX had submitted an Abbreviated New Drug Application to the FDA for a budesonide inhalation suspension. In October, AstraZeneca filed a patent infringement action against IVAX in the US. Further information is set out on page 122.

Oxis is a therapy with a fast onset and long-acting clinical effect for the relief of asthma symptoms. Oxis is added to the treatment regime when corticosteroid treatment alone is not adequate.

Rhinocort combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once daily treatment in the Rhinocort Aqua (nasal spray) and the Turbuhaler dry powder inhaler forms.

PIPELINE
We focus on developing new approaches with novel mechanisms of action for currently unmet medical needs in COPD, asthma, rheumatoid arthritis and osteoarthritis.

In September 2005, we submitted an NDA to the FDA for approval of Symbicort for the maintenance treatment of asthma, in patients aged 12 years and above. The Symbicort NDA submission is based on 27 phase 1, 2 and 3 trials designed to assess the efficacy and safety of Symbicort in a pMDI. The NDA submission seeks approval for two strengths of Symbicort (80/4.5 and 160/4.5 micrograms). The FDA review is ongoing.

During 2005, regulatory authorities in the UK expressed a number of concerns about the EU submission for the pMDI product and in particular its ability to match the posology of the approved Turbuhaler product. Further work is planned to address these concerns, and the filing will be supplemented in 2008 with data to support two additional strengths of the pMDI product.

Details of all compounds in the R&I pipeline are contained in the table on page 27.

Since November 2004, excellent progress has been made in the alliance with Cambridge Antibody Technology plc (CAT). CAT and AstraZeneca are working on six discovery projects: one pre-existing CAT discovery programme adopted into the alliance and five new programmes, all of which had progressed to lead identification stage on schedule by June 2005. Selection of the next targets for alliance discovery projects is already underway and during the next year, both companies intend to commence a further five programmes.

In March 2005, AstraZeneca and Sumitomo Pharmaceuticals expanded the existing pre-clinical research collaboration in the respiratory disease area. In May 2005, AstraZeneca and Schering AG entered into in a research

Business Review	29

collaboration and cross-licensing agreement in the area of selective glucocorticoid receptor agonists. Under the terms of the three year agreement, AstraZeneca will have an exclusive, worldwide licence to develop and market compounds for rheumatoid and respiratory diseases while Schering AG will have an exclusive, worldwide licence for all other indications.

PERFORMANCE 2005
Reported performance
Continued growth from Symbicort drove the increase in reported sales for R&I, which grew by 11% from $2,583 million in 2004 to $2,873 million in 2005.

Underlying performance
On a constant exchange rate basis, sales in R&I increased by 9%.

Symbicort sales for the full year reached $1,006 million. Sales growth was 22% for the full year, as market share continues to increase in the fast growing combination product segment of the asthma and COPD markets. Over 80% of Symbicort sales were made in Europe in 2005 – the US pMDI regulatory filing was made on 23 September 2005.

Sales of Pulmicort were up 9% for the full year, as the 18% growth in the US (fuelled by a 28% increase in Pulmicort Respules) to $682 million more than offset a 2% decline in other markets.

Rhinocort sales were up 6% for the full year, chiefly on sales of Rhinocort Aqua in the US (up 7%), where price changes and managed care rebate adjustments more than offset the 10% decline in total prescriptions. Rhinocort sales in the US were $277 million.

PERFORMANCE 2004
Reported performance
R&I sales grew by 14% from $2,261 million to $2,583 million, an increase of $322 million, principally as a result of higher sales of Symbicort.

Underlying performance
R&I underlying growth was $176 million, with sales up 8%.

Symbicort sales were up 32% to $797 million in the year on share gains in the fast growing combination product segments of the asthma and COPD markets. The majority of Symbicort sales were in Europe (up 29% to $701 million).

More than 40% of global Pulmicort sales came from the sales of Pulmicort Respules in the US. A 17% increase in US Pulmicort Respules sales resulted in a 4% increase in worldwide sales for Pulmicort. Sales of Pulmicort in the US rose 13%, more than compensating for the 9% decline in Europe.

Sales for Rhinocort were down 3% for the year as a result of a broadly flat performance for the US market for inhaled nasal steroids in general, including Rhinocort Aqua.

The increase in Accolate sales was driven by price increases in the US (sales up 18%).

30	AstraZeneca Annual Report
and Form 20-F Information 2005

INFECTION MEDICINES

2005 IN BRIEF

>	ANNUAL MERREM SALES EXCEEDED $500 MILLION FOR THE FIRST TIME

>	STEADY UNDERLYING GROWTH FOR MERREM IN THE US (25%), EUROPE (13%) AND GLOBALLY (15%) DESPITE THE NEED TO RESTRICT SUPPLY TO CUSTOMERS DURING TEMPORARY MANUFACTURING DISRUPTIONS

>	SNDA APPROVED FOR MERREM IN THE US FOR TREATING SKIN AND SKIN STRUCTURE INFECTIONS

>	WORK DEDICATED TO FINDING A NEW TREATMENT FOR TUBERCULOSIS CONTINUES AT OUR R&D FACILITY IN BANGALORE, INDIA

PRODUCTS
Merrem/Meronem* (meropenem) is an intravenous carbapenem antibiotic for the treatment of serious, hospital-acquired infections.

Abbreviations used in the pipeline table are explained on page 35.

* Licensed from Sumitomo Pharmaceuticals Co., Ltd.

PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Merrem	505	67	15	423	53	24	346	15	19	15	22

Other	102	(16)	2	116	(20)	6	130	(14)	(12)	(16)	(11)

Total	607	51	17	539	33	30	476	9	13	7	13

PIPELINE
Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

NCEs			PC	1	2	3	Europe	US

CytoFab™	anti-TNF-alpha	severe sepsis					>2008	>2008
(Protherics)	polyclonal anti-body

Line extensions

Merrem	carbapenem antibiotic	skin and soft tissue
		infections						Launched

We aim to build a franchise in the treatment of infectious diseases by increasing sales of Merrem and by exploiting our traditional, structural and genomic-based Discovery technologies to bring new products to market.	Work dedicated to finding a new treatment for tuberculosis continues at our R&D facility in Bangalore, India. Tuberculosis remains a worldwide threat and is newly diagnosed in approximately two million people every year in India and over eight million people worldwide. For more information on our tuberculosis programme in India, see the separate Corporate Responsibility Summary Report 2005.

PIPELINE
Our R&D facility in Boston, US is progressing a range of projects using state-of-the-art structural and genomic-based technologies to deliver innovative anti-bacterial agents to the infection pipeline.	PERFORMANCE 2005
Reported performance
Infection sales grew by 13% to $607 million from $539 million in 2004, with Merrem sales increasing by 19%.

Our infection pipeline is further strengthened by the global development and commercialisation agreement for Protherics plc’s anti-sepsis product CytoFab™, which we announced in December. Sepsis is a life-threatening condition resulting from uncontrolled severe infections, which affects an estimated three million people a year worldwide. AstraZeneca will be responsible for the further development of CytoFab™, an anti-TNF-alpha polyclonal anti-body fragment (Fab) product, as a treatment for TNF-alpha mediated diseases in man, with an initial target indication of severe sepsis. Current plans are to start the pivotal phase 3 study for CytoFab™ in the US and EU in 2007, following completion of improvements to the current manufacturing process.
Underlying performance
After excluding the effects of exchange, infection sales grew by 9%. Underlying growth of 15% from Merrem, with sales of $505 million, was the principal driver of this growth.

PERFORMANCE 2004
Reported performance
Infection sales growth was 13% as revenues rose by $63 million to $539 million.

Underlying performance
Excluding exchange effects of $30 million, underlying sales in Infection increased by $33 million (7%).

The performance of the therapy area was driven by Merrem sales, particularly in Europe with growth of 14% to $221 million.

Business Review	31

GEOGRAPHIC REVIEW

2005 IN BRIEF

>	THE US DELIVERED A STRONG YEAR, DRIVEN NOTABLY BY NEXIUM, SEROQUEL,CRESTOR,TOPROL-XL AND ARIMIDEX

>	ASTRAZENECA MAINTAINED ITS MARKET POSITION AS THE SECOND LARGEST PHARMACEUTICAL COMPANY IN CANADA

>	THE REST OF THE WORLD DELIVERED A STRONG YEAR, DRIVEN BY KEY GROWTH PRODUCTS (NEXIUM, CRESTOR, SYMBICORT, SEROQUEL AND ARIMIDEX) AND FAST-DEVELOPING ECONOMIES

>	IN EUROPE, GROWTH PRODUCTS WERE UP 30% AGAINST 2004,WITH SIGNIFICANT MARKET SHARE GAINS FROMCOMPETITOR PRODUCTS

>	IN ASIA PACIFIC,ASTRAZENECA IS RANKED FOURTH AND WAS THE FASTEST GROWING COMPANY AMONG THE TOP 10 PHARMACEUTICAL COMPANIES

>	JAPAN CONTINUED TO GROW AHEAD OF THE MARKET, DUE LARGELY TO ARIMIDEX, CASODEX, ZOLADEX AND LOSEC

>	SALES IN THE LATIN AMERICA REGION INCREASED BY 25%, DRIVEN BY BRAZIL,VENEZUELA AND MEXICO

GEOGRAPHIC SALES PERFORMANCE
								2005 compared to		2004 compared to
			2005			2004	2003	2004		2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

US	10,771	1,140	–	9,631	883	1	8,747	12	12	10	10

Europe	8,463	598	216	7,649	204	736	6,709	8	11	3	14

Japan	1,527	114	(17)	1,430	130	111	1,189	8	7	11	20

ROW	3,189	290	183	2,716	362	150	2,204	15	21	17	23

Total	23,950	2,142	382	21,426	1,579	998	18,849	10	12	9	14

NORTH AMERICA	Early in 2005, Seroquel became the number one prescribed atypical anti-psychotic on the market, surpassing the long time market leader, risperidone. Seroquel posted yearly prescription growth of 20% and two million added prescriptions. In the US, a boxed warning relating to an increased risk of death in treatment of dementia-related psychosis in elderly patients was added to the labels of the class of atypical anti-psychotics, including Seroquel. (The atypical anti-psychotics are not approved for the treatment of dementia-related psychosis.) The Company also submitted an sNDA to the FDA seeking approval for a new indication for Seroquel for the treatment of patients with depressive episodes associated with bipolar disorder.
US
Reflecting our commitment to attain market leadership in a highly competitive and challenging environment, sales for AstraZeneca US rose by 12% from $9,631 million to $10,771 million. The combined sales of Nexium, Seroquel, Crestor, Toprol-XL and Arimidex were $7,625 million, which represented 71% of our total US sales. AstraZeneca is currently the fifth largest pharmaceutical company in the US with our sales representing a 5% share of US prescription pharmaceutical sales. Sales for Aptium Oncology (previously Salick Health Care) and Astra Tech rose by 10% and 53% in 2005 to $335 million and $29 million respectively.

Nexium leads the PPI market for both total prescriptions and capsules dispensed. Nexium achieved a 30.3% prescription market share, with growth of 12%, ahead of any other branded PPI. Virtually no price erosion was seen until the fourth quarter. This was achieved despite an increasingly challenging market, with increases in discounting and rebating due to the availability of Prilosec OTC and generic omeprazole, the advent of Medicare contracting and competitive pressures. In 2006 and beyond, the above challenges are likely to exert increasing pressure on Nexium pricing. Safety concerns regarding NSAID and Cox-2 inhibitors have led to a significant decrease in prescription NSAID use, which further affected PPI market growth.	Sales of Crestor were $730 million despite the residual effects of the earlier unfounded allegations concerning its safety, which slowed the uptake of the product in the US. We remain confident that Crestor offers greater LDL-cholesterol lowering with a safety profile in line with other marketed statins, a view based on extensive clinical trial and post-marketing data. Adjustments to managed care formularies ahead of the imminent entry of generic simvastatin into the US arket, the introduction of the Medicare Part D drug benefit and the competitive impact of combination statin therapies are changing the dynamics of the US statin market. It is not possible to quantify the impact on Crestor at this time.

During 2005, the Company filed two sNDAs with the FDA for Nexium: paediatric GERD patients aged 12 years and above and Zollinger-Ellison syndrome. An NDA was also filed for a formulation of delayed-release granules for oral suspension.

32	AstraZeneca Annual Report and
Form 20-F Information 2005

GEOGRAPHIC REVIEW CONTINUED

Sales of Toprol-XL were $1.3 billion and in the fourth quarter of 2005, Toprol-XL surpassed Norvasc™ in total prescriptions to become the most prescribed branded anti-hypertensive in the US. In addition, Toprol-XL maintained its position in the US as the most prescribed product by cardiologists across all classes (including hypertensives). The NDA for a fixed dose combination product comprising Toprol-XL and hydrochlorothiazide was submitted to the FDA in October 2005. Patent litigation has been progressing against three companies seeking FDA approval to sell generic metoprolol succinate. On 17 January 2006, summary judgement was entered against AstraZeneca. We will appeal. Further information is set out on page 123.

In January 2006 we were served with a putative class action anti-trust complaint in the US by Meijer Inc. and Meijer Distribution, Inc. The complaint makes sham litigation claims based on the above patent decision. For more details see page 123.

Atacand received approval for a new indication for heart failure in May following the positive recommendation of an FDA Advisory Committee.

Arimidex, the leading aromatase inhibitor, continued its strong growth trajectory, bolstered by the positive results of the ATAC trial published in late 2004.

Pulmicort Respules, the only inhaled corticosteroid approved in the US for children as young as 12 months, has experienced strong sales growth of greater than 20% over the previous year.

An NDA was filed in September for Symbicort, a combination of budesonide and formoterol. This application is for maintenance treatment of asthma in patients aged 12 years and above for two strengths (80/4.5 and 160/4.5 micrograms).

The sales organisation continued to improve its productivity and focus during 2005. The sales force effectiveness programme put into place over the last two years continues to bring value to both pharmaceutical sales specialists and customers. AstraZeneca has continued to improve its reputation among pharmacy benefits managers, ranking number one in two major syndicated surveys.

In the US, fee for service agreements were implemented with 30 wholesalers with the aim of helping to manage stock and service in the trade channel. The agreements have been highly effective in managing demand and stabilising inventory. These replace the previous agreements known as inventory management agreements, which were reported on last year.

The Medicare Prescription Drug Benefit (the Benefit) became effective on 1 January 2006. AstraZeneca is fully committed to the success of the Benefit. The mechanism for delivering the Benefit via the private market system is developing. The Center for Medicare and Medicaid Services has announced that there will be sufficient Medicare Advantage –Prescription Drug Plans (MA-PDs) and Prescription Drug Plans (PDPs) in each of the regions to deliver the Benefit. AstraZeneca has completed negotiations of contracts with MA-PDs and PDPs, and is encouraged with its current level of projected access in this new market segment. AstraZeneca expects the effect of the Benefit to be broadly neutral in the short term. The eventual effect of the Benefit on AstraZeneca’s business will be variable across our portfolio, but will be the cumulative result of the outcome of key variables such as:

>	The number of Medicare Eligible Individuals (MEIs) who sign up for the Benefit.

>	The degree and timing of population shifts of MEIs from existing drug benefit plans (i.e. either employer or independent coverage plans).

>	The distribution of covered lives amongst plans.

>	The number of Medicare beneficiaries with access to AstraZeneca medicines.

>	The extent of additional demand resulting from beneficiaries without current or sufficient prescription drug coverage.

>	Ultimately, the beneficiary satisfaction level with the Benefit and the benefit providers.

For more information on US price regulation, see also page 44.

With the implementation of the Benefit, AstraZeneca is fully committed to supporting education and outreach initiatives for this vulnerable population, so that they have the necessary information to make an informed decision on this important personal healthcare choice. This is being implemented through several initiatives, including a grant to the National Council on the Aging (NCOA) that will enable NCOA and related entities to undertake a major national effort designed to help people with Medicare understand the new Medicare prescription drug coverage (Part D) and be prepared to make the enrolment decision that they believe is right for them.

The issues of cross-border movement of products into the US and coverage for the non-Medicare eligible uninsured will continue to be debated among state and federal elected officials, the media and special interest groups during 2006. Specifically with regard to state activity, the industry could see an increase in threats of price control and additional efforts to regulate sales and marketing activity. We also expect additional focus by the FDA on drug safety, risk communication and direct-to-consumer advertising.

Canada
During 2005, three products (Crestor, Nexium and Seroquel ) achieved $100 million in annual sales for the first time. Total sales for the year were $976 million, an underlying growth of 2% (reported 11%). AstraZeneca maintained its market position as the second largest pharmaceutical company in Canada. Crestor maintained its number two market ranking, supported by the recently launched Crestor Healthy Changes Support Program which helps patients to understand better and improve the management of their cholesterol and to develop a healthier lifestyle. The ATAC clinical study was a key driver of strong growth for Arimidex in 2005. Seroquel became the leader in new prescriptions in the atypical market in the fourth quarter. Several new indications for our marketed products were approved. Seroquel was approved for the treatment of bipolar mania disorder in late 2004. Atacand, one of AstraZeneca Canada’s key growth products, received regulatory approval for the treatment of symptomatic heart failure. Merrem received its eighth indication for the treatment of complicated skin and skin structure infections, and Crestor also received approval for the 5mg dose. In line with our continued efficiency drive, we launched a new Siebel-based customer contact and information management system to support improved field force and organisational efficiency in customer interactions.

In May 2005, the Canadian Federal Court of Appeal quashed Apotex’s marketing approval for a generic omeprazole capsule product. The Supreme Court of Canada granted Apotex leave to appeal and allowed Apotex to continue selling its omeprazole capsules pending that appeal. For more details, see page 120.

We secured business partnerships designed to reinvigorate several important established AstraZeneca products. We entered into a sales and distribution agreement with Theramed Corporation for the promotion of Plendil and Rhinocort. We also entered into agreements with partners for the promotion of Zestoretic and Imdur to ensure they maintain a significant place in their respective markets.

Business Review	33

REST OF THE WORLD
Sales in the rest of the world performed strongly, up 9% to $12,203 million on an underlying basis (+12% on a reported basis). On an underlying basis, key growth products (Nexium, Crestor, Symbicort, Seroquel and Arimidex) were up 31% against 2004 (reported growth 34%). Sales in emerging markets were up a healthy 19% on an underlying basis (24% on a reported basis). This increase was underpinned by continued investments in sales and marketing initiatives.

Europe
Sales in Europe were up 8% (reported +11%) to $8,463 million, with strong underlying demand in Germany, the UK and Central and Eastern Europe (CEE). With a 5% market share, we were ranked as the fifth largest prescription drug company.

Nexium (underlying +24%, reported +27%), Symbicort (underlying +21%, reported +24%), Crestor (underlying +44%, reported +47%), Arimidex (underlying +35%, reported +38%) and Seroquel (underlying +48%, reported +51%) all performed strongly, each one of them taking significant market share from competitors. Excluding sales of patent-expired products ($1,059 million, down 21% on an underlying basis and 19% on a reported basis), sales in Europe were up an underlying 14% (reported 17%).

Widespread government pricing controls continued to slow the overall rate of market growth in Europe, although the impact was less severe than in 2004.

Our sales in France were up an underlying 1% (reported 4%), giving us a ranking of fourth. We continued to see good sales growth in our key growth products (+32% underlying, +35% reported), which minimised the ongoing effect of Losec patent expiry.

Germany enjoyed a very strong year, with sales of $1,223 million. Good growth in the German market as a whole (+20% underlying, 23% reported) was affected during the year by a reduction in the special rebate on sales of non-reference priced products (from 16% to 6%) as well as new reference price groups. Our recently launched products enjoyed strong momentum and have gained market share, with Symbicort now the leading brand (in volume terms) and Nexium the number one prescribed PPI (in volume terms) (IMS Health, VIP) since the first quarter in 2005.

In Italy, sales were $1,152 million. Following launch in 2004, Crestor continued to be a key driver for growth (+94% underlying, +98% reported). Casodex (+3% underlying, +6% reported), our third biggest product, and Arimidex (+31% underlying, +33% reported) are market leaders in the anti-androgens market and aromatase inhibitors market respectively. Nexium sales were up 16% on an underlying basis (reported 19%) and the approval for risk reduction of NSAID-associated stomach ulcers earlier in 2005 is expected to continue to drive future sales.

In the UK, sales were $757 million, driven primarily by Symbicort (+75% underlying, +77% reported) and Seroquel (+14% underlying, +16% reported). Arimidex benefited from expanded use into adjuvant breast cancer.

In Spain, sales were $730 million, driven by Nexium (+82% underlying, +88% reported) and Seroquel (+40% underlying, +42% reported).

In June 2005, the European authorities approved wider use of Arimidex to include the adjuvant treatment of post-menopausal women with hormone receptor positive early invasive breast cancer.

Strong sales were recorded in CEE (+29% underlying, +37% reported), particularly in Russia, where the pharmaceutical market benefited from the introduction of a federal reimbursement list for pharmaceuticals.

Japan
In Japan, strong growth from Casodex (+16% underlying, +15% reported), Zoladex (+15% underlying, +14% reported), Losec (+25% underlying, +23% reported) and Arimidex (+27% underlying, +25% reported) drove overall sales up an underlying 8% (7% reported) to $1,527 million. Iressa sales declined by 15%, following the publication of the ISEL trial result. We again grew ahead of the market in 2005 (+8% against +5%) and we were ranked 14th. Since the launch of Crestor in April, we have initiated, together with Shionogi & Co. Ltd., a post-marketing surveillance programme at specific medical institutions in accordance with Ministry of Health, Labour & Welfare requirements. The programme started around April 2005 and is expected to take 18 to 24 months. Significant sales of Crestor in Japan are not anticipated before completion of this programme. An interim report is due in the second half of 2006, which will determine the subsequent course of the programme and thereafter the full-scale launch schedule.

Asia Pacific (excluding Japan)
We delivered another strong year in Asia Pacific, with sales up 15% to $1,386 million (reported 20%). AstraZeneca was ranked fourth and was the fastest growing among the top 10 pharmaceutical companies.

Sales in the largest market in the region, Australia, were $504 million, driven by a 36% increase in sales of recently launched products (excluding an exchange benefit of 8%), which more than offset declining sales of Losec. In China, of the 24 multi-nationals surveyed by the Hong Kong Association of the Pharmaceutical Industry, we are the largest prescription drug company (third ranking overall) and with underlying growth of 33% (reported 34%), we are one of the fastest growing pharmaceutical companies.

On an underlying basis, sales in South Korea were up 23% (38% reported) to $137 million, driven by a strong performance of our recently launched products. Sales in Taiwan increased by 8% on an underlying basis (14% reported), in a market where growth was significantly inhibited by government policies. In South East Asia, we enjoyed average underlying growth of 17% with particular success in Thailand (30%).

Latin America
Sales in the Latin America region increased by 17% on an underlying basis (reported 25%) to $579 million, driven by Brazil, Venezuela and Mexico. Sales in the rest of Latin America were up 20%. Merrem remained our best selling product (+16%), while sales of Crestor (+27%) and Nexium (+34%) continued to be very dynamic.

In Mexico, the largest market in the region, sales reached $233 million. In Brazil, we achieved underlying growth of 18% and Nexium is the brand leader in a highly fragmented market.

Middle East & Africa
Underlying sales growth in the Middle East was 10% (reported 17%), driven by strong sales of Nexium, Symbicort and Atacand.

42	AstraZeneca Annual Report and
Form 20-F Information 2005

CORPORATE RESPONSIBILITY CONTINUED

PRIORITY ACTION PLANNING
We use formal internal risk assessment processes, together with external benchmarking and dialogue with stakeholders, to help us identify the opportunities and challenges associated with our corporate responsibility. Our CR Priority Action Plan provides a framework for managing these in line with our core values, including defined objectives and, where possible, appropriate key performance indicators. The Plan is reviewed annually to ensure that it continues to address the issues relating to our business that most affect or concern society today. In 2005, we added Patient Safety to the Plan to ensure it remains a fundamental priority running through all of our activities.

We also moved some aspects of Safety, Health and Environment (SHE) out of the Plan in favour of a focus on two significant SHE challenges that we are facing: driver safety and climate change. Approval for Symbicort pMDI in the US, the world’s largest pharmaceutical market, would inevitably lead to an increase in emissions of the associated propellant gas as more and more patients benefit from the new medicine. We are therefore working hard to reduce our contributions in other areas of our business and ensure continuing improvement in this area as our Company grows.

PRODUCT DONATIONS AND PATIENT ASSISTANCE PROGRAMMES
Our product donations and patient assistance programmes make products available free of charge or at reduced prices. In 2005, our expanded patient access programmes in the US contributed to a total spend in this area of $835 million, valued at average wholesale price.

COMMUNITY SUPPORT
We aim to make a positive contribution to our local communities through charitable donations and sponsorships that help to make a difference. In particular, we make contributions that are consistent with our business of improving health and quality of life and which promote the value of science among young people. In 2005, our spend on community support totalled $34 million.

EVALUATING PERFORMANCE
We have for some time had processes in place for monitoring our economic, environmental, safety and health performance. More recently, we have been focusing on developing key performance indicators (KPIs) in other areas of social responsibility. To promote a consistent approach to monitoring performance globally, during the year we introduced new KPIs for animal use and welfare, and for sales and marketing practices. We continue to explore the ways in which we can meaningfully benchmark our performance in the area of social responsibility.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are important means of evaluating our performance and understanding better the demands of sustainable development.

AUDITING COMPLIANCE
An essential part of our corporate responsibility is to continue to operate to high standards of corporate governance. Auditing compliance is a fundamental part of this. All our managers have individual responsibility for ensuring that their teams comply with the Code of Conduct and with all other AstraZeneca policies, codes and standards that are relevant to their roles. We also have a range of functions and roles dedicated to ensuring appropriate compliance processes are in place throughout the business. Our Group Internal Audit function (GIA) works to review, among other things, the effectiveness and independence of the other audit functions in the Company, as well as conducting direct reviews looking at compliance with laws, regulations and Group policies.

Alongside the work of GIA, we continue our rolling programme of Internal Facility Audits (previously known as Integrated SHE/CR audits, but which now also cover Site Security). Specific protocols have been developed to guide auditors in this work and 20 such audits were conducted in 2005, 18 of which included CR. Of the two sites that did not include CR, one was a stand-alone computer centre and one had already been covered in a broader audit during the year. The audits highlighted that whilst there is increasing recognition of CR and its importance, we have more work to do in some areas to promote a common understanding of what is expected of people in delivering our CR commitments.

Approximately one third of AstraZeneca’s employees worldwide are engaged in the promotion and detailing of information on our medicines to doctors and other healthcare professionals. In early 2005, we completed a project conducted to ensure that all our marketing companies have national codes of practice in place that are in line with our own global Code of Sales and Marketing Practice and are at least as restrictive as all relevant external codes. We are committed to driving high standards in these activities, and have introduced a new key performance indicator by which to measure our progress – namely, the number of confirmed cases where AstraZeneca has been found to have breached external codes of sales and marketing practice. Any breach is treated seriously and appropriate actions are taken by management to prevent repetition. By publishing the number of confirmed breaches, we have made public a global benchmark against which we expect to be judged over time on our commitment to responsible sales and marketing practices.

Sales and marketing practice is one of the areas in which the pharmaceutical industry is increasingly under public scrutiny. Other aspects of our business that affect or concern society today include the safety of medicines, access to healthcare and research practices. In the separate Corporate Responsibility Summary Report 2005, we have set out to communicate more information about our approach in these areas, in line with our commitment to transparency and openness, and with a view to building a better understanding of what is required to get life-changing medicines to patients that also add value for shareholders and wider society.

More information about our commitment to CR, our priority action areas and our 2005 performance in these areas is available in the separate CR Summary Report 2005 and on our website: astrazeneca.com/responsibility.

For the second year running, we have sought independent assurance of the information contained in the CR Summary Report. This year, the process was extended to include visits to our operations in the US and India, to enable the external assurance team to assess the validity of our corporate statements about a global commitment to CR.

ASTRAZENECA CORE VALUES

>	INTEGRITY AND HIGH ETHICAL STANDARDS

>	RESPECT FOR THE INDIVIDUAL AND DIVERSITY

>	OPENNESS, HONESTY,TRUST AND SUPPORT FOR EACH OTHER

>	LEADERSHIP BY EXAMPLE AT ALL LEVELS

Business Review	43

MAIN FACILITIES	INDUSTRY REGULATION

We own and operate numerous production, marketing and R&D facilities worldwide. Our corporate headquarters are in London, UK and our R&D headquarters are in Södertälje, Sweden.

Our principal R&D facilities are in the UK (Alderley Park and Charnwood); Sweden (Lund, MöIndal and Södertälje); the US (Boston, Massachusetts and Wilmington, Delaware); Canada (Montreal, Quebec); and India (Bangalore). Other R&D activity is carried out at Macclesfield and Avlon in the UK, Reims in France and Osaka in Japan.

Out of a total of 27 manufacturing sites in 19 countries, our principal manufacturing facilities are in the UK (Avlon and Macclesfield); Sweden (Snäckviken and Gartuna, Södertälje); the US (Newark, Delaware and Westborough, Massachusetts); Australia (North Ryde, New South Wales); France (Dunkirk, Monts and Reims); Germany (Plankstadt and Wedel); Italy (Caponago); Japan (Maihara) and Puerto Rico (Canovanas and Carolina).

Bulk drug production is concentrated in the UK, Sweden and France.

Substantially all of our properties are held freehold, free of material encumbrances and we believe such properties are adequate for their purposes.

OTHER BUSINESSES

APTIUM ONCOLOGY
In 2005, Salick Health Care adopted a new name, Aptium Oncology. Over the past 20 years, the company has evolved from a general healthcare company offering a broad range of services, to an oncology company that focuses on developing and managing out-patient cancer centres. The new name represents a place for interaction and collaboration, with each cancer centre being an environment that supports the delivery of outstanding patient care and high clinical achievement. Thus, Aptium Oncology reflects the company’s vision for the future and more clearly reflects its values, strengths and objectives.

Ownership of Aptium Oncology provides AstraZeneca with a unique window on the provider sector of the US oncology market and access to many opinion leaders in the field of oncology who can help shape early phase drug development decisions.

In 2005, Aptium Oncology continued to perform well in its cancer centre management business with positive profit and cash flow contributions. Early in the year, Aptium Oncology entered into a long term management agreement with Trinitas Hospital in New Jersey, which resulted in a new 30,000 ft2 cancer centre opening in September. Focused on growth, Aptium Oncology is actively pursuing consulting and management relationships in new markets in the US as well as exploring opportunities to bring its unique model of cancer care to the UK.

Aptium Oncology has continued development of its innovative clinical research network to improve patient care and cancer treatment with the Aptium Oncology Research Network conducting a growing number of centrally co-ordinated trials.

ASTRA TECH
Astra Tech is engaged in the research, development, manufacture and marketing of medical devices and implants for use in healthcare, primarily in urology, surgery and odontology. It has a leading position in several countries in Europe and is expanding its operations in key markets, particularly in the US.

All products showed good sales growth, in particular the Dental Implant System, which is gaining market share in several key markets. The new LoFric Prim, a new generation of LoFric urinary catheter, was successfully launched in April. In July 2005, the Swiss-based company, Cresco Ti Systems was acquired, and was fully integrated into Astra Tech by November. The acquisition of Cresco strengthens Astra Tech Dental within the prosthetic field, further enhancing the aesthetic result of implant treatment. During the year, Astra Tech has expanded its dental sales and marketing organisations and thus strengthened its position in key markets, particularly in the US. New, wholly-owned subsidiaries have been established in Australia, Switzerland and Poland. Further investments have been made in R&D, clinical research and new production facilities to strengthen the product portfolio.

As explained on page 8, industry regulation is an important feature of the business environment in which we operate.

Concerns surrounding the safety of medicines are having an effect across the industry. This includes industry regulation as evidenced by regulators’ increased emphasis on safety and patient risk management through all stages of drug development and post-marketing surveillance. Drug review and approval are subject to more conditions including patient risk management plans, patient registries, post-marketing requirements, and conditional and limited approvals.

AstraZeneca participates in various industry associations and other external organisations, which, among other things, seek to ensure that legislators and regulators fully appreciate their impact on the pharmaceutical industry’s ability to introduce and deliver innovative new drugs to the market.

AstraZeneca also engages directly with the health authorities at all levels. There is a continuing dialogue between regulatory authorities and industry which aims at striking an appropriate balance between new regulation and not impeding the availability of new drugs for patients with unmet medical needs. Regulators are willing to engage in discussions earlier in development as evidenced by the FDA’s Critical Path and the EMEA Pipeline initiatives. Openness and transparency are cornerstones for effective communication among AstraZeneca, regulators and the industry’s numerous stakeholders.

The exploration of technology and drug development in many new areas, such as targeted therapies, biomarkers, modelling, biologics, personalised medicine and pharmacogenomics, are testing the framework of current regulations and may lead to new or revised legislation, regulations and guidelines moving forward. The technology, standards and processes are immature, complex and difficult to manage at this early stage of development.

Health authorities worldwide are collaborating more and more in the delivery of common approaches. For example, the guidelines of the International Conference on Harmonisation (ICH), intra-agency scientific agreements and intra-agency confidentiality agreements are influencing new and revised legislation and regulations around the world.

Business Review	47

OPERATING PROFIT (2005 AND 2004)

			2005	2004	Percentage of sales		2005 compared to 2004

			Growth due
		Growth	to exchange				Growth	Growth
		underlying	effects		2005	2004	underlying	reported
	$m	$m	$m	$m	%	%	%	%

Sales	23,950	2,142	382	21,426			10	12

Cost of sales	(5,356)	(110)	(53)	(5,193)	(22.4)	(24.2)	(2)	(3)

Gross margin	18,594	2,032	329	16,233	77.6	75.8	13	15

Distribution costs	(211)	(30)	(4)	(177)	(0.8)	(0.9)	(17)	(19)

Research and development	(3,379)	135	(47)	(3,467)	(14.1)	(16.2)	4	3

Selling, general and administrative	(8,695)	(325)	(102)	(8,268)	(36.3)	(38.6)	(4)	(5)

Other operating income	193	(40)	7	226	0.8	1.1	(18)	(15)

Operating profit	6,502	1,772	183	4,547	27.2	21.2	39	43

now account for just over 10% of sales, down from 14% in 2004. Base products saw growth of 4% in 2005 over 2004 although the relative percentage of sales fell.

In Gastrointestinal, Nexium sales increased by 18% to $4,633 million. Sales in the US were up 15% to $3,125 million on continued strong volume growth partially offset by lower price realisation. Nexium sales in other markets increased 25%. The Nexium performance more than compensated for the decline in Losec (down 17% to $1,652 million). As a result, the therapy area grew for the first time since 2002.

In Cardiovascular, sales grew by 10% to $5,332 million. Crestor sales reached $1,268 million for the full year, up 38%. Sales in the US were up 34% to $730 million. Crestor share of new prescriptions in the US statin market was 6.9% in the week ending 20 January 2006. Sales in other markets increased by 41% on good growth in France, Italy and Canada. Seloken sales increased by 24% to $1,735 million, with US sales growing by 32% to $1,291 million. The performances of Crestor and Seloken offset declines in Zestril and Plendil, down by 27% and 23%, respectively.

Respiratory and Inflammation sales increased by 9% to $2,873 million. Symbicort sales were the main driver of this growth and increased 22% to $1,006 million. Sales of Symbicort arise principally in Europe – a US regulatory application for the pMDI formulation for the treatment of asthma was submitted on 27 September. Elsewhere in the therapy area, Pulmicort and Rhinocort sales rose by 9% and 6% with annual sales of $1,162 million and $387 million, respectively.

Sales in the Oncology portfolio grew by 12% to $3,845 million. Arimidex sales increased 44% to $1,181 million, on strong growth in the US (up 59%) and in other markets (up 35%). Arimidex value market share among hormonal treatments for breast cancer is now around 50%, more than twice the share of its closest competitor. Casodex sales grew by 10% to $1,123 million on strong performances outside the US and Zoladex sales exceeded $1 billion for the first time, again on performance outside the US. Iressa sales fell by 31% to $273 million, mainly as a result of a 63% decline in the US. However, in the Asia Pacific region the product saw 7% growth as China and other markets compensated for a decline in Japan.

Neuroscience sales grew by 15% to $4,059 million. Seroquel sales reached $2,761 million (up 35%) including $2,003 million in the US (up 33%). In the US, Seroquel >share of new prescriptions in the anti-psychotic market increased to 29.8% in December, the only brand among the top three products to grow market share in 2005. Sales in other markets increased by 40%.

We discuss the performances of the therapy areas and the individual products in those areas in more detail in the appropriate sections of the Business Review.

GEOGRAPHICAL ANALYSIS
In the US, sales were up 12% for the full year. Sales growth for Nexium, Seroquel, Toprol-XL, Arimidex and Crestor, totalling $1,585 million, more than offset the declines in Prilosec, Plendil and Iressa which amounted to $294 million. Inventory movements were neutral across the year following the successful introduction of wholesaler Distribution Service Agreements. Adjustments to prior year managed care accruals at the half year benefited annual US sales growth by 2% resulting in an underlying demand growth of 10% for the year. The net result of other selling price movements was marginally favourable.

Revenue from outside the US now accounts for 55% of our sales. In Europe, sales increased by 8% for the full year, with good volume growth partially offset by lower realised prices. Sales for the five growth brands combined grew by 30%, which more than compensated for a 24% decline in Losec.

Sales in Japan were up 8% for the full year as a result of good growth for Losec, Casodex, Zoladex and Arimidex. Sales in China were up 33% to $272 million for the full year on good growth in cardiovascular products and Losec, and the launch of Iressa.

We discuss the geographic performances in more detail in the appropriate sections of the Business Review on pages 31 to 33.

OPERATING MARGIN AND RETAINED PROFIT
Gross margin increased by 1.8 percentage points to 77.6% of sales. Lower payments to Merck (4.8% of sales) and positive currency each benefited gross margin by 0.1 percentage points. Excluding prior year Exanta and Iressa provisions totalling $236 million, the costs associated with the termination of the MedPointe Zomig distribution agreement in the first quarter of 2005, and the site rationalisation provisions of $105 million charged in the final quarter, underlying margin improved by 1.2 percentage points. This is due mostly to favourable product mix and continued operational efficiencies.

R&D and SG&A combined grew by 2%, with R&D declining by 4% and SG&A growing by 4%. Before exchange effects, the combined effect of these movements added 4.1 percentage points to operating margin for the full year. Excluding the Losec EU fine ($75 million) and the investments made on the Medicare Outreach programme in the fourth quarter of this year, SG&A growth was 2%. The decline in R&D was partly a consequence of our productivity focus and partly due to the relatively early stage of compounds in development.

Lower other income reduced margin by 0.3 percentage points due principally to the gain on the disposal of the Durascan business in the prior year.

56	AstraZeneca Annual Report and
Form 20-F Information 2005

depreciation charges to income, net of tax, of approximately $1 billion in 2005.

>	Employee benefits – the provisions of IAS 19 have been applied from the date of transition, when the full actuarial deficit was recognised, as opposed to being applied retrospectively. Since we have adopted the amendment to IAS 19 allowing actuarial gains and losses to be recognised immediately directly in equity, the adoption of this exemption makes no difference to our reported results or net assets.

>	Share-based payments – we have applied the provisions of IFRS 2 ‘Share-based Payments’ fully retrospectively, an option available to us because we have previously disclosed the fair value of applicable equity instruments granted. As a result, all years presented have a full charge in respect of share-based payments.

>	Financial instruments – although not required to, we have applied the provisions of IAS 39 ‘Financial Instruments: Recognition and Measurement’ for all years presented.

>	Cumulative exchange differences –we have chosen to set the cumulative exchange differences reserve at1 January 2003 to zero.

Further details of the transition to IFRS are set out on pages 137 and 138.

SARBANES-OXLEY ACT SECTION 404
As a consequence of our listing on the New York Stock Exchange, AstraZeneca is required to comply with those provisions of the US Sarbanes-Oxley Act applicable to foreign issuers. Section 404 of this legislation requires companies annually to assess and make public statements about the quality and effectiveness of their internal control over financial reporting. As a non-US company, AstraZeneca is first required to report formally on its compliance with section 404 in respect of its financial year ending 31 December 2006. Initially this had been required at 31 December 2005 but this was subsequently deferred by the SEC. During 2004 we initiated a project to review our readiness for compliance and to make improvements to our internal control over financial reporting where necessary. Following the extension to the deadline, our objective in 2005 has been to achieve full compliance internally by the end of 2005 and to be ready for 2006.

The project is being centrally directed and is being reviewed regularly by the Senior Executive Team and by the Audit Committee. Our external auditors, KPMG Audit Plc, have been involved although the Audit Committee has monitored their involvement to ensure their independence is not impaired when they provide attestation opinions in 2006.

Our approach to the project has been to select key transaction and financial reporting processes in our largest operating units and a number of specialist areas such as financial consolidation and reporting, treasury operations and taxation so that, in aggregate, we have covered a significant proportion of each of the key line items in our Financial Statements. Each of these operating units and specialist areas has ensured that its relevant processes and controls are documented to appropriate standards, taking into account the guidance provided by the US Public Company Accounting Oversight Board’s Auditing Standard No. 2. We have also reviewed the structure and operation of our “entity level” control environment. This refers to the overarching structure of reviews, checks and balances which are essential to the management of a well controlled business.

During the second half of 2005, we have extensively tested the operation of both the entity level controls and the transactional and financial reporting controls. Where we have identified controls which have not operated satisfactorily, we have put in place remediation activities. The testing programme has included self-assessment by control operators and process owners, independent testing by management, and by KPMG for quality assurance purposes. As a result of this work we have concluded that we are now well placed to achieve formal compliance with section 404 at the end of 2006.

The following information is provided in accordance with US requirements.

RESULTS OF OPERATIONS – SUMMARY ANALYSIS OF YEAR TO 31 DECEMBER 2004
The tables on pages 57 and 58 show our sales by therapy area and by growth/patent expiry/ base products and operating profit for 2004 compared to 2003.

Reported performance
Our sales increased by 14% compared to 2003, representing a rise of $2,577 million from $18,849 million to $21,426 million. Operating profit increased by 13% from $4,007 million to $4,547 million.

Underlying performance
Sales
After excluding the effects of exchange, underlying sales for the full year increased by 9%. Global sales of growth products reached $8,426 million for the full year (up 36%) and comprised 39% of total sales (compared to 32% in 2003). Patent expiry products declined by 26%, recording sales in aggregate of $2,976 million in 2004, 14% of our total sales (compared to 20% in 2003). Sales of base products increased by 5%, although the relative percentage of total sales fell from 48% in 2003 to 47% in 2004.

In the Gastrointestinal therapy area, Nexium sales reached $3,883 million for the full year, up 15%. Sales in the US reached $2,716 million on strong growth in dispensed tablet volume (up 20%). Pricing was broadly neutral in its impact for the full year; the reported 10% sales growth rate in the US for the full year was lower than underlying growth as a result of wholesaler inventory reductions. Sales outside the US increased 29% to $1,167 million.

Sales of Cardiovascular products increased by 17% for the full year, chiefly on sales of Crestor which totalled $908 million (including $543 million in US sales). In the US, market share was volatile, as a result of episodic media coverage of challenges to the Crestor safety profile, despite mounting evidence amassed from clinical trials experience and thorough analysis of post-marketing surveillance reports supporting our view that the safety profile of Crestor is in line with that of other marketed statins. In late November 2004, US Senate hearings related to Merck’s rofecoxib fuelled news reports on Crestor and four other products, which interrupted market share progress. In the week ending 14 January 2005, Crestor share of new prescriptions was 6.0%. Market share in the dynamic segment (new and switch patients) was 8.2%.

Oncology sales enjoyed strong growth, with a notable performance from Arimidex (up 48%). The disappointing results from a preliminary analysis of the ISEL study into Iressa patients’ survival had little impact outside the US on sales in 2004. While commercial prospects have certainly been reduced in Western markets, the positive results in patients of East Asian origin offer the prospect of a continuing successful business in these important markets.